Execution Copy

STOCK PURCHASE AGREEMENT

by and among

THE STOCKHOLDERS LISTED ON SCHEDULE A HERETO

as Sellers,

and

HUDSON UNITED BANK

as Buyer

July 25, 2003

TABLE OF CONTENTS

SECTION 1 DEFINITIONS	1
SECTION 2. PURCHASE	6
2.1.Purchase and Sale	6
2.2.Purchase Price and Earn Out Payments	6
2.3.Purchase Price Adjustment	10
2.4.Closing	12
2.5.Deliveries at the Closing	12
SECTION 3 REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY	13
3.1.Organization, Standing and Power; Subsidiaries	13
3.2.Capital Structure	14
3.3.Authority; No Conflicts	14
3.4.Reports and Financial Statements	15
3.5.Litigation	16
3.6.Absence of Certain Changes or Events	16
3.7.Brokers or Finders	16
3.8.Employee Benefit Plans; ERISA	16
3.9.Environmental Matters	18
3.10.Intellectual Property	17
3.11.Taxes	18
3.12.Certain Contracts	20
3.13.Labor Matters	20
3.14.Permits and Licenses	21
3.15.Insurance	22
3.16.Predecessor Status; Etc	22
3.17.Real Property	23
3.18. Personal Property	23
3.19.Internal Computer System	23
3.18.Perfected Security Interests	24
SECTION 4. REPRESENTATIONS AND WARRANTIES REGARDING THE SELLERS	24
4.1.Power and Authority	24
4.2.Title to Shares:	24
SECTION 5. REPRESENTATIONS AND WARRANTIES REGARDING THE BUYER	25
5.1.Incorporation of the Buyer	25
5.2.Power; Authorization; Consents	25
5.3.Brokers	25
5.4.Availability of Funds	25
5.5.Buyer's Regulatory Approvals	25
SECTION 6. [INTENTIONALLY OMITTED]	26
SECTION 7. COVENANTS	26
7.1.Access; Confidentiality	26
7.2.Announcements	26
7.3.Consents, Cooperation	27
7.4.Notification of Certain Matters	27
7.5.Further Assurances	28
7.6.Retention of Books and Records	28
7.7.Employment of the Company's Employees	28
7.8.Conduct of Business Prior to the Closing	29
7.9.Transaction Expenses	30
7.10.Corporate Controls	29
7.11.Post Closing Operations	30
7.12.Termination of Outstanding Options	30
7.13.Directors' and Officers' Indemnification and Insurance	31
7.14.Fulfillment of Conditions	31
7.15.Regulatory Violations	31
7.16.Management Payments	31
SECTION 8. CONDITIONS TO THE OBLIGATIONS OF BUYER	32
8.1.Representations and Warranties; Covenants	32
8.2.Opinions of Counsel	32
8.3. Absence of Injunction	32
8.4. Regulatory Consents and Approvals	33
8.5.Employment Issues	33
8.6.Warrants	33
SECTION 9. CONDITIONS TO THE OBLIGATIONS OF SELLERS	33
9.1.Representations and Warranties; Covenants	33
9.2.Opinion of the Buyer's Counsel	34
9.3.Absence of Injunction	34
9.4.Regulatory Consents and Approvals	34
SECTION 10. TERMINATION	34
10.1.Termination	34
10.2.Effect of Termination	36
SECTION 11. SURVIVAL; INDEMNIFICATION	36
11.1.Survival of Representations and Warranties	36
11.2.Indemnification Obligations of the Sellers	37
11.3.Indemnification Obligations of the Buyer	38
11.4.Indemnification Procedures	38
11.5.Treatment of Indemnification Payments	39
11.6.Indemnification as Exclusive Remedy	39
11.7.Limitation on Remedy for Breaches of Pre-Closing Covenants	39
SECTION 12. MISCELLANEOUS	40
12.1.Headings	40
12.2.Sellers’ Representative	40
12.3.Notices	41
12.4.Assignment	42
12.5.Entire Agreement	43
12.6.Amendment, Waiver	43
12.7.Counterparts	43
12.8.Governing Law, Jurisdiction	43
12.9.Severability	43
12.10.No Third Person Beneficiaries	43

STOCK PURCHASE AGREEMENT

        THIS AGREEMENT dated this 25th day of July, 2003, by and among the Stockholders listed on Schedule A hereto (each a “Seller,” and collectively, the “Sellers”), Hudson United Bank, a New Jersey chartered state bank (the “Buyer”).

        WHEREAS, the Buyer desires to purchase and the Sellers desire to sell all of the issued and outstanding shares of capital stock of Flatiron Credit Company, Inc., a Delaware corporation (the “Company”), on the terms and conditions hereinafter set forth.

        NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1. DEFINITIONS.

        In this Agreement (including the recitals and schedules hereto), except as expressly provided or as the context otherwise requires:

        “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. A Person will be deemed to control a corporation or other entity if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such corporation or other entity, whether through the ownership of voting securities, by contract or otherwise.

        “Agreement” means this Stock Purchase Agreement including all recitals, exhibits, schedules and the Seller Disclosure Schedule relating hereto.

        “Arbiter” shall be KPMG LLP, provided, however, if KPMG LLP is at the time of any dispute hereunder which requires the involvement of the Arbiter, engaged by either Parent or Warburg Pincus as its principal independent public accountant, the Arbiter shall be another “final four” accounting firm mutually agreed to by the parties.

        “Business Day” means any day which is not a Saturday, Sunday or any other day on which banks in the States of New Jersey and Colorado are authorized or required by law to close.

        “Buyer Transaction Expenses” means the accounting, legal, investment banking and other professional fees and expenses incurred by the Buyer in connection with the consummation of the transactions contemplated hereby.

        “Class A Common Stock” means the Class A common stock, par value $.01 per share, of the Company.

        “Class B Common Stock” means the Class B common stock, par value $.01 per share, of the Company.

        “Class C Common Stock” means the Class C common stock, par value $.01 per share, of the Company.

        “Closing” means the closing of the purchase and sale of the Shares pursuant to this Agreement.

        “Closing Date” means the date on which the Closing occurs, as determined by Section 2.4 of this Agreement.

        “Closing Deliveries” means the deliveries specified in Section 2.5 of this Agreement.

        “Code” means the Internal Revenue Code of 1986, as amended.

        “Common Shares” means, collectively, the Class A Common Stock, Class B Common Stock and Class C Common Stock.

        “Company Benefit Plans” means each material written employee benefit plan, program, policy, arrangement and contract (including, but not limited to, any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option, employment, termination, stay agreement or bonus, change in control and severance plan, program, policy, arrangement and contract, whether legally enforceable or not) for the benefit of any current or former officer, employee, agent, director of the Company or any of the Company’s Subsidiaries conducting material operations that is maintained or contributed to by the Company, any of the Company’s Subsidiaries conducting material operations or any related person of the Company, or with respect to which any of them could incur material liability under the Code or ERISA.

        “Company Restructuring Charges” means those restructuring charges (but not, for greater certainty, the Company Transaction Expenses) incurred by the Company prior to or following the Closing, in connection with the transactions contemplated hereby, including, without limitation, (i) employee severance payments incurred as a result of the transactions contemplated hereby, other than the Management Payments, if incurred as a result of a request by the Buyer to terminate employees and not as a result of normal operations or employee performance reasons, (ii) corporate overhead charges imposed by the Buyer and/or any of their Subsidiaries, but not intercompany charges incurred by the Buyer specifically related to the Company and replacing costs previously incurred by the Company (iii) any addition to the reserves of the Company made at the request of the Buyer, and (iv) one-time charges incurred by the Company in connection with any other change in the Company’s back office operations requested in writing by the Buyer.

        “Company Transaction Expenses” means only (i) the accounting, legal, investment banking and other professional fees and expenses incurred by the Company and the Sellers (in such case, solely to the extent reimbursed or reimbursable by the Company) in connection with the consummation of the transactions contemplated hereby, (ii) the premium to be paid by the Company for the Tail Coverage (pursuant to Section 7.13), (iii) the cost of and expenses, if any, related to the cancellation of the warrant to acquire the Class B Common Stock held by Newman Mortgage Securities, Inc. pursuant to that certain Warrant, dated June 27, 1997, (iv) the cost of and expenses related to obtaining the consent of DZ Bank AG Deutsche Zentral-Genossenschaftsbank (“DZ Bank”) not to treat the execution of this Agreement by the Sellers as an event of default under the terms of the Company’s Funding Programs, and (v) the waiver fee (the “Waiver Fee”) payable to MBIA Insurance Company (“MBIA”) under the terms of the Limited Waiver For Series 2002-A Notes, dated the date hereof, given by MBIA to Flatiron IPF Trust, as Subsidiary of the Company (the “Limited Waiver”), pursuant to which MBIA will not treat the execution of this Agreement by the Sellers as an event of default under the terms of the Company’s Funding Programs, such Waiver Fee consisting of a $50,000 fee payable on the date hereof, and $200,000 payable upon the cancellation, if any, of the Series 2002-VFN Notes issued under the Company’s Funding Programs and as defined in the Limited Waiver.

        “Confidentiality Agreement” means the Confidentiality Agreement between the Buyer and the Company dated January 30, 2003, attached hereto as Annex A and made a part hereof.

        “Environmental Claim” shall mean any and all actions, suits, demands, demand letters, directives, orders, claims, liens, investigations, written requests for information, proceedings, or notices of noncompliance or violation (written or oral) by any person (including, without limitation, any Governmental Entity) alleging liability or potential liability arising out of, based on or resulting from (A) the presence, release or disposal or threatened release or disposal of any Hazardous Materials at any Real Property, or (B) circumstances forming the basis of any violation or alleged violation of any Environmental Law or permit, license or authorization thereunder, or (C) any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from exposure to or the presence, release, or disposal or threat thereof of any Hazardous Materials.

        “Environmental Law” means any applicable law, (A) for the protection of human health as it relates to any Hazardous Materials or the environment (including air, water, soil and natural resources and the indoor environment) or (B) regulating the use, storage, handling, release or disposal of any Hazardous Material.

        “Environmental Liabilities” means all liabilities, claims, actions, losses, damages, fines, penalties and sanctions to the extent arising under any Environmental Law or relating to the presence, release or threatened release of Hazardous Materials.

        “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

        “Final Calculation” means the Fiscal Year-End Book Value as finally determined pursuant to Section 2.3(c) or (d), as applicable.

        “Funding Programs” means the Company’s variable funding note program and the Company’s asset-backed securitization program, in each case pursuant to the Master Indenture, dated as of June 28, 2002, as supplemented, by and between Flatiron IPF Trust and Bank One, National Association, as Indenture Trustee and the ancillary securitization documents relating thereto.

        “GAAP” means U.S. generally accepted accounting principles.

        “Hazardous Material” means any material or substance (A) listed, defined, designated or regulated pursuant to any applicable Environmental Law, including, without limitation, petroleum products and byproducts, asbestos and polychlorinated biphenyls, (B) requiring investigation or remedial action under any Environmental Law, or (C) any toxic mold or fungi.

        “Insider” means, with respect to any Person, any officer, director or Affiliate of such person.

        “Insurance Premium Finance Business” means the business of financing insurance premiums payable by commercial, industrial and personal insureds.

        “Intellectual Property” means registered and material unregistered trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any domestic or foreign jurisdiction of, and applications in any such jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, know-how, whether patentable or not, in any domestic or foreign jurisdiction; patents, applications for patents (including, without limitation, divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any such jurisdiction; trade secrets and confidential information and rights in any domestic or foreign jurisdiction to limit the use or disclosure thereof by any person; registered and material unregistered copyrights in all writings and other works in any such jurisdiction; and registrations or applications for registration of copyrights in any domestic or foreign jurisdiction, and any renewals or extensions thereof.

        “Knowledge of the Sellers” or words of similar import, means the actual knowledge of Robert Pinkerton, the Chief Executive Officer of the Company (“Pinkerton”), Bruce Lundy, the President of the Company (“Lundy”) , Patricia T. Hemley, the Chief Financial Officer of the Company, and Axel E. Kloch, the Senior Vice President and Chief Information Officer of the Company.

        “Lien” means any mortgage, lien, encumbrance, charge, right or other security interest.

        “Losses” means, in respect of the Buyer or the Sellers, any and all damages, losses, liabilities, claims, judgments, settlement payments, deficiencies, penalties, fines, interest and expenses (including, without limitation, reasonable fees and disbursements of counsel) paid or (to the extent that the particular type of Loss cannot be paid but can only be incurred) incurred. Notwithstanding the foregoing, Losses shall not include (i) any reduction in value in the Shares and/or the Company or its businesses, (ii) management time of any employee of Parent, the Buyer or the Company, or (iii) any expenses incurred to change the operation or management of the Company to comply with a federal, state or local Law, unless such change is required by any Governmental Entity in writing. Notwithstanding the foregoing, the expenses, if any, incurred by the Company to comply with the Consent Order issued by the State of Florida, Office of Insurance Regulation dated March 4, 2003, shall be considered to be a Loss.

        “Management Payments” means those payments to (i) Pinkerton and Lundy in satisfaction of the termination of their respective employment agreements and pursuant to the Management Retention Agreement, dated as of July 16, 2003, by and among Pinkerton, Lundy and the Company (the “Management Retention Agreement”), and (ii) Thomas A. Cooper, the Chairman of the Board of Directors of the Company (“Cooper”), pursuant to that certain letter agreement, dated as of July 16, 2003, between the Company and Cooper (the “Cooper Agreement”).

        “Material Adverse Effect” means, in respect of the Buyer or the Company, any event, change, circumstance or effect that is materially adverse to (i) the business, financial condition or results of operations of such entity and its Subsidiaries, taken as a whole, other than any event, change, circumstance or effect relating to (a)  the economy or financial or securities markets, (b) the political and/or regulatory environment except as it specifically and directly relates to the business of the Buyer or the Company, as the case may be, (c) the industries in which such entity operates and not specifically relating to such entity, (d) changes in applicable law or regulations or in GAAP after the announcement of this Agreement or the transactions contemplated hereby, and (e) any such effects specifically and directly resulting from this Agreement or the transactions contemplated by this Agreement or the announcement hereof. Except as specifically set forth in this Agreement, all references to Material Adverse Effect on the Company or its Subsidiaries contained in this Agreement shall be deemed to refer solely to the Company and its Subsidiaries, taken as a whole.

        “Permitted Liens” are (i) Liens reflected in the Company Financial Statements; (ii) Liens securing liabilities not in excess of $50,000 in the aggregate that are not delinquent or which are being contested in good faith; (iii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens, or Liens of a similar type, arising in the ordinary course of business; (iv) encroachments or easements which would be disclosed by an accurate survey and which would not have a materially adverse effect upon the value, ownership, operation or marketability of such Real Property; and (v) Liens for Taxes not yet due and payable.

        “Parent” means Hudson United Bancorp, the parent of the Buyer.

        “Person” means and includes an individual, corporation, partnership (limited or general), joint venture, association, trust, any other unincorporated organization or entity and a governmental entity or any department or agency thereto.

        “Preferred Shares” means, collectively, the Series A Preferred Stock and Series B Preferred Stock.

        “Real Property” means all interests in real property including, without limitation, fee estates, leaseholds and subleaseholds, purchase options, easements, licenses, rights to access, and rights of way, and all buildings and other improvements thereon, owned or used by the Company or its Subsidiaries, together with any additions thereto or replacements thereof.

        “SEC” means the Securities and Exchange Commission.

        “Seller Disclosure Schedule” means the disclosure schedule relating to this Agreement.

        “Sellers’ Representative” shall mean Stewart K.P. Gross, who represents the Sellers hereunder.

        “Series A Preferred Stock” means the Series A preferred stock, par value $.01 per share, of the Company.

        “Series B Preferred Stock” means the Series B convertible preferred stock, par value $.01 per share, of the Company.

        “Shares” means all issued and outstanding Common Shares and Preferred Shares.

        “Subsidiary” when used with respect to any Person means any corporation or other organization, whether incorporated or unincorporated, at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

        “Tax” or “Taxes” means all taxes, charges, fees, levies or other assessments, and all estimated payments thereof, including but not limited to income, excise, property, sales, use, value added, environmental, franchise, payroll, transfer, gross receipts, withholding, social security, and unemployment taxes, imposed by any federal, state, county or local government, or any subdivision or agency thereof, and any interest, penalty and expense relating to such taxes, charges, fees, levies or other assessments.

        “Tax Return” means any declaration, return, report, schedule, certificate, statement or other similar document (including relating or supporting information) required to be filed with a Taxing Authority in connection with any Tax, including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

        “Taxing Authority” means any governmental or any quasi-governmental body exercising any taxing authority or any other authority exercising Tax regulatory authority in the United States.

        “Warburg Pincus” means Warburg, Pincus Ventures, L.P.

SECTION 2. PURCHASE.

    2.1.        Purchase and Sale. Upon the terms and subject to the conditions set forth in this Agreement, the Sellers agree to sell to the Buyer, and the Buyer agrees to purchase from the Sellers, all of the Sellers’ right, title and interest in and to the Shares.

    2.2.        Purchase Price and Earn Out Payments.

    (a)        The purchase price payable for the Shares by the Buyer will be $40,000,000 (the “Purchase Price”), subject to adjustment as set forth herein. The Purchase Price shall be payable by the Buyer to the Sellers in cash. At Closing, the Buyer will pay the Purchase Price in immediately available funds to the Sellers in accordance with the allocations set forth on Schedule A. The Sellers’ Representative will provide the Buyer with wiring instructions for each of the Sellers not less than three (3) Business Days prior to the Closing. Prior to the Closing, the Buyer may request that the Company modify or terminate the Funding Programs; provided, however, that the Company may determine, in its sole discretion, whether to proceed with any such modification or termination; provided, further, that any costs of such modification or termination will not be included in the Book Value Statement (as hereafter defined) used to calculate any adjustment to the Purchase Price. Warburg Pincus hereby agrees that the consideration paid to it under this Agreement in respect of the sale of its Shares is in satisfaction of any accrued but unpaid dividends on any of the Shares existing as of the date hereof through the Closing Date.

    (b)        Following the Closing, the Sellers will be eligible to receive from the Buyer two annual earn out payments (the “Earn Outs”). The Earn Outs are payable with respect to the period beginning on January 1, 2004 and ending December 31, 2004 (the “2004 Earn Out Period”) and the period beginning on January 1, 2005 and ending December 31, 2005 (the “2005 Earn Out Period”), provided, however, that if the Closing occurs on or after November 1, 2003 and before February 1, 2004, the 2004 Earn Out Period shall be from April 1, 2004 to March 31, 2005 and the 2005 Earn Out Period shall be from April 1, 2005 to March 31, 2006. If the Closing occurs on or after February 1, 2004, the 2004 Earn Out Period and 2005 Earn Out Period shall be agreed to by the parties in good faith, with the intention that the 2004 Earn Out Period shall begin on the first day of the calendar quarter which begins at least 60 days after the Closing, and shall last for a period of twelve months, and the 2005 Earn Out Period shall be the next twelve month period immediately following the end of the 2004 Earn Out Period. The Earn Outs will be paid to the Sellers (minus any portion of the Earn Outs attributable to the Management Payments in accordance with the terms of the Management Retention Agreement and the Cooper Agreement (such Management Payments to be paid net of any applicable withholding Taxes)) in cash in immediately available federal funds by wire transfer to a bank account or bank accounts designated in writing by the Sellers’ Representative in accordance with, and at the time specified in, Section 2.2(g). The allocation of the Earn Outs to each Seller shall be as set forth on Schedule A hereto.

    (i)                      The Earn Out with respect to the 2004 Earn Out Period (the “2004 Earn Out”) shall equal (A) the Net Income of the Company for the 2004 Earn Out Period minus the Net Income of the Company for the 12 month period (the “Base Year”) immediately preceding the commencement of the 2004 Earn Out Period, multiplied by (B) 2.5.

    (ii)               The Earn Out with respect to the 2005 Earn Out Period (the “2005 Earn Out”) shall equal (A) the Net Income of the Company for the 2005 Earn Out Period minus the Net Income of the Company for the 2004 Earn Out Period, multiplied by (B) 2.5.

(c) Notwithstanding clauses (i) and (ii) of Section 2.2(b), in the event that there is a Trigger Event (as defined below), the aggregate amount of the Earn Outs shall be equal to the greater of :

(i) $4 million; and

(ii) (A) in the event that the Trigger Event occurs at any time within the Base Year or the 2004 Earn Out Period, 3.75 multiplied by:

the amount which is equal to the difference between (X) the Net Income for the most recently completed calendar quarter (measured from the date of the Trigger Event) and (Y) the Net Income for the comparable calendar quarter for the immediately preceding year, multiplied by 4;

7

or

(B)	in the event the Trigger Event occurs during the 2005 Earn Out Period, 2.5 multiplied by:

the amount which is equal to (A) the difference between (X) the Net Income for the most recently completed calendar quarter (measured from the date of the Trigger Event) and (Y) the Net Income for the comparable calendar quarter for the immediately preceding year, multiplied by 4;

        provided, however, that any Earn Outs previously paid to the Sellers in accordance with the terms of this Agreement shall be deducted from the amounts payable pursuant to this Section 2.2(c). The amount payable pursuant to this Section 2.2(c) shall be paid to the Sellers in accordance with the allocations set forth on Schedule A hereto promptly following the occurrence of a Trigger Event and in any event not more than twenty (20) Business Days thereafter.

        For purposes of this Section 2.2(c), “Trigger Event” means, with respect to the Company, either before or after the Closing, (i) a change in any Federal or state bank law or regulation occurring after the date hereof that has a Material Adverse Effect on the Company or which materially adversely affects the ability of the Buyer to own or operate the Company, or (ii) any intentional significant action on the part of the Buyer which has a Material Adverse Effect on the Company, and which intentional action was not taken in direct response to or as a result of, any regulatory deficiency, business deficiency or operating deficiency with respect to the Company, provided, however, in no event shall the discontinuance of any program or policy of the Company, including, without limitation, the Company’s operation of Advantage Specialty Programs Ltd. (“Advantage”) or any successor entity, as a result of any regulatory deficiency or criticism of the Company by any Governmental Entity, cause a Trigger Event.

    (d)        Except as set forth below, “Net Income” means, with respect to the Company, net income calculated in accordance with GAAP on a consolidated basis consistent with the preparation of the Company Financial Statements prior to the date hereof. In calculating Net Income for the Base Year and the 2004 and 2005 Earn Out Periods, the calculation shall assume, in lieu of any federal, state and local income taxes actually incurred by the Company or by the Buyer and/or Parent, a 36% combined marginal U.S. federal, state and local tax rate applicable to income before taxes. Subject to Sections 2.2(e) and (f) below and notwithstanding GAAP, none of the Company Restructuring Charges, the Company Transaction Expenses (including, without limitation, the Waiver Fee) or the Management Payments shall be included in the calculation of Net Income for any of the Base Year, the 2004 Earn Out Period or the 2005 Earn Out Period.

    (e)        To the extent that the Buyer reduces the Company’s cost of borrowing (including, but not limited to, issuance and underwriting fees and expenses, the amortization of any costs associated with originating any such funding program, any fees or expenses associated with the maintenance or insurance of such funding programs and any fees associated with commitments of used and unused borrowing commitments) (the “Borrowing Rate”) as a result of any termination, modification or replacement of the Funding Programs, such lesser Borrowing Rate shall be utilized in the calculation of Net Income; provided, however, that for purposes of such determination, any such lesser Borrowing Rate shall be increased by amounts equal to the amortization of the original issue costs of the discontinued Funding Programs.

    (f)        Subject to the terms of Section 2.2(e) above, for purposes of calculating the Earn Outs, Net Income will be calculated without any regard to the reduction or write off of the Company’s capitalized debt issuance costs associated with the termination, reduction or modification of the Company’s existing funding programs. If such a termination, reduction or modification occurs, Net Income will be reduced to reflect the amortization expense that would have occurred in the absence of such termination, reduction or modification.

    (g)        Subject to Section 2.2(c), the Buyer shall calculate and make the Earn Out payment as soon as practicable after the end of the year to which such Earn Out relates. The Sellers’ Representative will cooperate with the Buyer to determine the amount of any Earn Out. Promptly after making its determination and the payment, the Buyer will deliver to the Sellers’ Representative a certificate of the Buyer’s and the Parent’s Chief Financial Officer setting forth the calculations by which the Buyer derived the Earn Out and certifying their accuracy. Any dispute relating to the calculation of Net Income, if the parties are unable to resolve such dispute within 90 days following the end of the calendar year to which the Earn Out relates, shall be resolved by the Arbiter whose decision shall be final and binding on the parties hereto. If such decision is in favor of the Sellers, the Buyer shall promptly pay the amount of the Earn Out still owing pursuant to such decision. The Buyer shall make (i) the Earn Out payment to the Sellers and (ii) that portion of the Management Payments payable in connection with the Earn Out to Pinkerton, Lundy and Cooper (such Management Payments to be paid net of any applicable withholding Taxes), in either case by wire transfer of immediately available funds. The allocation of the Earn Out to each Seller shall be as set forth on Schedule A hereto. The Sellers’ Representative shall provide the Buyer with the wiring instructions for each Seller. The fees of the Arbiter for the services described herein shall be split equally between the Sellers and the Buyer.

    (h)        In no event shall the Buyer pay to the Sellers any interest on any Earn Out payment due.

    (i)        The Sellers hereby agree to the allocations set forth in Schedule A hereto and agree to hold Warburg Pincus, the Company, the Buyer and Parent harmless in connection with the distribution of the Purchase Price (or any other consideration payable pursuant to this Agreement) pursuant thereto and to this Agreement. Each Seller agrees that such Seller is not entitled to any consideration for any Shares other than the consideration described in this Agreement and releases each of Warburg Pincus, the Company, the Buyer and Parent from any and all claims such Seller may have for payment for such Seller’s Shares.

    2.3.        Purchase Price Adjustment.

    (a)        The Purchase Price is based on the Book Value (as defined below) of the Company being equal to $36,600,000.

    (b)        Within 60 days following the Closing Date, the Buyer shall deliver to the Sellers’ Representative a statement (the “Book Value Statement”) setting forth the balance sheet of the Company and the book value of the Company calculated in accordance with GAAP consistent with the preparation of the Company Financial Statements prior to the date hereof, as modified by this Section 2.3(b) (“Book Value”) as of the Closing Date (the “Closing Date Book Value”). In calculating the Closing Date Book Value:

    (i)               all of the paid or unpaid Company Transaction Expenses, whether or not then due or payable and whether or not a bill has been rendered, shall be accrued by the Company for purposes of such calculation and shall be expensed and not capitalized, provided, however, that with respect to the Waiver Fee which is part of the Company Transaction Expenses, (i) in the event the second installment of $200,000 in respect of the Limited Waiver under the Series 2002-VFN Notes is not due and payable on or after the Closing, then only $25,000 of the Waiver Fee shall be accrued, (ii) in the event the second installment of $200,000 in respect of the Limited Waiver under the Series 2002-VFN Notes is due and payable on or after the Closing, then only $125,000 of the Waiver Fee shall be accrued, and (iii)if, as a result of an event of default and/or accelerated amortization under the Company’s Funding Program, both the Series 2002-VFN Notes and the Series-A Notes issued under the Company’s Funding Program, and as defined in the Limited Waiver, become immediately due and payable, then none of the Waiver Fee shall be accrued, other than an amount equal to any fees, expenses or penalties charged to the Company by MBIA in connection therewith. In the event the Company shall have paid (and also expensed) some or all of the Waiver Fee for purposes of calculating the Closing Date Book Value, then the Company shall receive a credit in the Closing Date Book Value equal to the difference between the amount that was so paid and expensed and the amount required to be accrued under the applicable provision of clause (i), (ii) or (iii) above. For example, if clause (i) above was applicable and the Company had paid and expensed $50,000 of the Waiver Fee for purposes of the preparation of the Closing Date Book Value, then a credit of $25,000  must be added back to the Closing Date Book Value. In addition, with respect to the portion of the Waiver Fee accrued above, all legal expenses payable under the Limited Waiver shall be accrued and expensed.

    (ii)               the Management Payments whether paid before or immediately subsequent to the Closing pursuant to Section 7.16 (but not, for clarification, the portion of the Management Payments payable in connection with, and at the time of, the payment of the Earn Outs) shall be included in such calculation and shall be expensed and not capitalized; and

(iii) none of the Company Restructuring Charges shall be taken into account in such calculation.

        In the event that Parent is legally entitled to deduct any of the foregoing amounts described in clauses (i) or (ii) (the “Deduction Amounts”) on its consolidated Federal Tax Returns, only 64% of the Deduction Amounts shall be included for the purposes of calculating the Closing Date Book Value. In the event that (i) the Company has accrued such Deduction Amounts for purposes of calculating the Closing Date Book Value, (ii) the Deduction Amounts which the Company is legally entitled to deduct (the “Company Deduction Amounts”) create or increase the Company’s net operating loss carryforwards, and (iii) the Parent is entitled to utilize all or a portion of such net operating loss carryforwards for Federal Tax purposes by the end of the 2005 Earn Out Period, then 36% of the portion of the net operating loss carryforwards so utilized attributable to the Company Deduction Amounts shall be paid to the Sellers when such net operating loss carryforward is used by the Parent. Such amounts shall be paid on the date when the 2004 Earn Out or 2005 Earn Out is paid, provided, however, that in no event shall such amounts be paid to the Sellers unless such amount would have decreased the Deficit or increased the Surplus had such amount been previously reflected in the determination of Closing Date Book Value, and then only to such extent. In the event that neither the Parent nor the Company is legally entitled to deduct any of the Deduction Amounts on its respective consolidated Federal Tax Returns, the amount included in the calculation of Closing Date Book Value shall be equal to 100% of such amounts. For the purposes of this Section 2.3(b), the term “legally entitled to deduct” shall mean that it is more likely than not that the party considering the deduction will be able to deduct such amounts on its consolidated Federal Tax Returns.

    (c)        If the Sellers’ Representative objects to the Book Value Statement for any reason, the Sellers’ Representative shall, within 30 days after delivery of the Book Value Statement, deliver a written notice (the “Disputed Items Notice”) to the Buyer specifying the basis for such objection and setting forth the Sellers’ Representative’s computation of the items in dispute (each, a “Disputed Item”). The Buyer and the Sellers’ Representative shall promptly attempt to resolve the Disputed Items and agree upon a final Book Value Statement.

    (d)        If the Sellers’ Representative and the Buyer shall be unable to resolve the Disputed Item(s) in the Disputed Items Notice within 15 days after delivery thereof, the Arbiter shall resolve the Disputed Item(s) and determine the Closing Date Book Value (the “Final Determination”); provided, however, that the Arbiter shall only determine those items set forth in the Disputed Items Notice, in each case pursuant to the procedures set forth above. The Final Determination shall be rendered by the Arbiter to the Sellers’ Representative and the Buyer within 60 days after the expiration of the 15-day time frame set forth in the first sentence of this clause (d). The Final Determination shall be final and binding on the parties hereto and may not be disputed by the Sellers’ Representative, the Sellers or the Buyer in any forum or by any means. The fees of the Arbiter for the services described herein shall be split equally between the Sellers and the Buyer.

    (e)        If the Sellers’ Representative shall not have delivered a Disputed Items Notice to the Buyer within 30 days after delivery of the Closing Statement, the Sellers shall be deemed to have accepted the Closing Statement; such Closing Statement shall be conclusively presumed to be true and correct in all respects, and shall be binding upon the parties hereto and may not be disputed by any party in any forum or by any means. The Closing Statement as finally determined pursuant to clauses (c) or (d) above or this clause (e) shall in each case be hereinafter referred to as the “Final Calculation.”

    (f)        To the extent that the Closing Date Book Value in the Final Calculation is less than $36,475,000, the amount of any such deficiency shall be hereinafter defined as the “Deficit.” To the extent that the Closing Date Book Value in the Final Calculation is greater than $36,725,000, the amount of such surplus shall be hereinafter defined as the “Surplus.” Upon final determination of the Closing Date Book Value, the Buyer shall, within 7 days after the date the Final Calculation is first determined, pay to the Sellers any Surplus, by wire transfer of immediately available funds, or the Sellers shall, within 7 days after the date the Final Calculation is first determined, pay to the Buyer any Deficit by wire transfer of immediately available funds.

    (g)        Notwithstanding the final determination of the Closing Date Book Value and the Final Calculation, the Sellers shall remain obligated to indemnify the Buyer in accordance with Section 11 hereof and the fact that the Buyer may have agreed to the final Closing Date Book Value shall not prevent the Buyer from receiving the benefit of such indemnification in accordance therewith. However, the Buyer shall not have the right to indemnification hereunder for the amount of any liabilities accrued and/or disclosed on the balance sheet included in the Final Calculation. In no event shall the Book Value Statement or the calculation of the Closing Date Book Value be deemed to be a representation or warranty of the Sellers for any purpose whatsoever, including, without limitation, for purposes of Section 11 hereof.

    2.4.        Closing. Subject to the conditions set forth in Sections 8 and 9 of this Agreement, the Closing will take place at the offices of Pitney, Hardin, Kipp & Szuch LLP, 200 Campus Drive, Florham Park, New Jersey on the third Business Day following the date on which all conditions to the obligations of the Buyer and the Sellers under Sections 8 and 9 of this Agreement, other than those requiring Closing Deliveries, have been satisfied or waived.

    2.5.        Deliveries at the Closing. Subject to the provisions of Sections 8 and 9 hereof, at the Closing:

    (a)        The Sellers agree to deliver to the Buyer:

(i) certificates representing the Shares duly endorsed for transfer to the Buyer;

(ii) executed counterparts to the employment agreements of Pinkerton and Lundy in substantially the forms attached hereto as Exhibits A and B (the “Employment Agreements”);

    (iii)                      an executed release (the “Warrant Release”) in substantially the form attached hereto as Exhibit C with respect to any of the warrants (the “Warrants”) identified in Section 2.5(a) of the Seller Disclosure Schedule;

    (iv)               executed amendments to severance agreements (the “Severance Agreement Amendments”) in substantially the form attached hereto as Exhibit D, from each of the employees set forth on Schedule B hereto;

(v) an executed counterpart to a Non-Solicitation Agreement, in substantially the form attached hereto as Exhibit E, duly executed by Warburg Pincus;

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(vi) resignations from each of the members of the Board of Directors of the Company, other than Pinkerton and Lundy; and

(vii) all opinions, certificates and other instruments and documents contemplated under Section 8 to be delivered by the Sellers at or prior to the Closing.

(b) The Buyer agrees to deliver to the Sellers:

(i) the Purchase Price, payable by wire transfer of immediately available funds to the Sellers in accordance with the allocations set forth on Schedule A hereto;

(ii) executed counterparts to the Employment Agreements; and

(iii) all opinions, certificates and other instruments and documents contemplated under Section 9 to be delivered by the Buyer or the Company at or prior to the Closing.

SECTION 3. REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY.

        In each case, except as disclosed on the Seller Disclosure Schedule, each of the Sellers severally, and not jointly, hereby represents and warrants to the Buyer as follows:

    3.1.        Organization, Standing and Power; Subsidiaries.

    (a)        The Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite corporate (or similar) power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties or operation of its assets or properties or conduct of its business makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect. Section 3.1(a) of the Seller Disclosure Schedule sets forth true, complete and correct copies of the certificate of incorporation and bylaws of the Company, a list of the Company’s Subsidiaries, a list of the holders of all the capital stock or other equity interests of each of the Company’s Subsidiaries, and the charters, bylaws or comparable governing instruments of each of its Subsidiaries.

    (b)        All of the outstanding shares of capital stock or other equity interests of each of the Company’s Subsidiaries are duly authorized, validly issued (in the case of capital stock), fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, pledge, security interest, or other encumbrance. Other than those corporations or other entities listed in Section 3.1(b)(i) of the Seller Disclosure Schedule, the Company does not have any Subsidiaries. Section 3.1(b)(ii) of the Seller Disclosure Schedule lists the jurisdiction of organization of each of the Company’s Subsidiaries. Except as set forth in Section 3.1(b)(iii) of the Seller Disclosure Schedule, each of the Company and each of its Subsidiaries holds all material licenses or authorizations required or necessary to conduct its business as conducted as of the date hereof.

    3.2.        Capital Structure.

    (a)        The authorized capital stock of the Company consists of (A) 1,342,990 shares of the Company Class A Common Stock of which 443,501 shares are issued and outstanding, (B) 814,489 shares of Class B Common Stock of which 694,499 shares are issued and outstanding, (C) 8,700,000 shares of Class C Common Stock, of which no shares are issued and outstanding, and (D) 100,000 shares of Series A Preferred Stock of which 22,600 shares are issued and outstanding, and (E) 4,300,000 shares of Series B Preferred Stock, of which 4,196,000 shares are issued and outstanding. Since December 31, 2002, there have been no issuances of shares of the capital stock of the Company or any other securities of the Company. All issued and outstanding shares of the capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights and owned by the Sellers in the amounts set forth on Section 3.2(a) of the Seller Disclosure Schedule. Except as set forth in Section 3.2(a) of the Seller Disclosure Schedule, there are no options, warrants or other rights to acquire capital stock of the Company or any of its Subsidiaries.

    (b)        No bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of the Company may vote are issued or outstanding.

    (c)        Except as disclosed in Section 3.2(c) of the Seller Disclosure Schedule, there are no preemptive or other outstanding rights, securities, options, warrants, calls, conversion rights, commitments, agreements, arrangements, undertakings or rights of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of such Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, other voting securities or equity interests of the Company or any of such Subsidiaries or obligating the Company or any of such Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries. There are not outstanding any stock-appreciation rights, security-based performance units, “phantom” stock or other security rights or other agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, stock price performance or other attribute of the Company or any of its Subsidiaries.

    3.3.        Authority; No Conflicts.

    (a)        Except as set forth in Section 3.3(a) of the Seller Disclosure Schedule and other than the reports, filings, registrations, consents, approvals, permits, authorizations, applications, expiry of waiting periods and/or notices required by applicable federal and state Governmental Entities (as defined below) governing the Insurance Premium Finance Business, no notices, reports or other filings are required to be made by or with respect to the Company or any of its Subsidiaries with, nor are any consents, registrations, approvals, permit applications, expiry of waiting periods or authorizations required to be obtained by or with respect to the Company or any of its Subsidiaries from any federal, state or local governmental or regulatory authority, agency, commission, tribunal, body or other governmental, quasi-governmental, regulatory or self-regulatory entity, including, without limitation, any state insurance department, state banking department or insurance regulatory agency (each a “Governmental Entity”), in each case, of competent jurisdiction, in connection with the execution and delivery of this Agreement by the Company and the consummation of the other transactions contemplated hereby.

    (b)        Except as set forth in Section 3.3(b) of the Seller Disclosure Schedule, the execution, delivery and performance of this Agreement by the Sellers does not, and the consummation of the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the certificate of incorporation or bylaws of the Company or the comparable governing instruments of any of its Subsidiaries, or (ii) a breach or violation of, or a default under, or the creation or acceleration of any obligations or the creation of a lien, pledge, security interest or other encumbrance on the assets of the Company or any of its Subsidiaries (with or without notice, lapse of time or both) pursuant to, or the creation or acceleration of any right of termination under, any written agreement, lease, contract, license, note, mortgage, indenture, arrangement or other obligation (“Contracts” and individually, a “Contract”), binding upon the Company or any of its Subsidiaries or any of their respective assets or any Law (as hereinafter defined) or governmental or non-governmental permit, registration, authorization or license to which the Company or any of its Subsidiaries or their respective assets are subject, except in the case of clause (ii) only, which would not, individually or in the aggregate, have a Material Adverse Effect.

    3.4.        Reports and Financial Statements. Section 3.4 of the Seller Disclosure Schedule includes true, complete and correct copies of the Company’s audited consolidated balance sheets (the “Audited Balance Sheets”) as of September 30, 2002 (the “Balance Sheet Date”), September 30, 2001 and September 30, 2000, the related audited income statements and schedules of retained earnings and statements of cash flows for the years ended September 30, 2002 and 2001 and the unaudited consolidated financial statements of the Company for the period ended March 31, 2003 (the “Unaudited Financial Statements” and collectively, the “Company Financial Statements”). Except as set forth in Section 3.4 of the Seller Disclosure Schedule, the Company Financial Statements have been prepared in accordance with GAAP consistently applied. The Audited Balance Sheets present fairly in all material respects the financial condition of the Company and its Subsidiaries as of the dates indicated thereon, and each of the income statements, schedules of retained earnings, statements of cash flows and other financial statements included in the Company Financial Statements presents fairly in all material respects the results of the operations of the Company and its Subsidiaries for the periods indicated thereon (subject, in the case of the Unaudited Financial Statements, to normal year-end audit adjustments consistent with prior periods). Except as and to the extent reflected, disclosed or reserved against in the audited balance sheet of the Company as of the Balance Sheet Date included in the Company Financial Statements (the “2002 Balance Sheet”) (including the notes thereto), or set forth in Section 3.4 of the Seller Disclosure Schedule neither the Company nor any of its Subsidiaries had any obligation or liability, whether absolute, accrued, contingent or otherwise, material to the business, operations, assets or financial condition of the Company or any of its Subsidiaries which is required under GAAP to be reflected on a balance sheet, other than liabilities incurred or accrued in the ordinary course of business since the Balance Sheet Date.

    3.5.        Litigation. Except as set forth in Section 3.5(a) of the Seller Disclosure Schedule, there are no material suits, actions or proceedings (collectively “Actions”) pending or, to the Knowledge of the Sellers threatened, against the Company or any Subsidiary of the Company, nor are there any material judgments, decrees, injunctions, rules or orders of any Governmental Entity or arbitrator outstanding against the Company or any Subsidiary of the Company.

    3.6.        Absence of Certain Changes or Events. Except as set forth in Section 3.6 of the Seller Disclosure Schedule, since the Balance Sheet Date, (i) the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of business, and (ii) the Company and its Subsidiaries have not taken any of the actions set forth in Section 7.8. Since the Balance Sheet Date, there have not been any changes, circumstances or events that, individually or in the aggregate, have had, or would reasonably be likely to have, a Material Adverse Effect on the Company.

    3.7.        Brokers or Finders. Except as set forth in Section 3.7 of the Seller Disclosure Schedule, no agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of the Company and its Subsidiaries.

    3.8.        Employee Benefit Plans; ERISA.

    (a)        Section 3.8(a) of the Seller Disclosure Schedule sets forth a complete and correct list of each Company Benefit Plan. With respect to each such the Company Benefit Plan, the Company has provided or made available to the Buyer complete and correct copies of (i) such Company Benefit Plan and (ii) to the extent applicable, all trust agreements, insurance contracts or other funding arrangements, the two most recent actuarial and trust reports for both ERISA funding and financial statement purposes completed prior to the date hereof, the two most recent Forms 5500 with all attachments required to have been filed with the IRS or the Department of Labor prior to the date hereof and all schedules thereto; the most recent IRS determination letter; all current summary plan descriptions; all communications received from or sent to the IRS, the Pension Benefit Guaranty Corporation or the Department of Labor (including a written description of any oral communication) during the two year period preceding the date hereof; any actuarial study of any pension, disability, post-employment life or medical benefits provided in the prior two year period preceding the date hereof in respect of any such Company Benefit Plan; all material employee handbooks and manuals in effect and use on the date hereof; communications regarding withdrawal or other multiemployer plan liabilities for the four year period preceding the date hereof; and all amendments and modifications to any such document. None of the Company or any of its Subsidiaries has communicated to any current or former employee thereof any intention or commitment to amend or modify any Company Benefit Plan to materially increase benefits or to establish or implement any new employee or retiree benefit or compensation plan or arrangement.

    (b)        Each Company Benefit Plan which is subject to ERISA that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and that is intended to be qualified under section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the IRS covering all tax law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and to the Knowledge of the Sellers, no circumstances exist that are likely to result in the loss of the qualification of such the Company Benefit Plan under Section 401(a) of the Code. Each Company Benefit Plan is in material compliance with applicable laws.

    (c)        (i) No Company Benefit Plan is a “single-employer plan” within the meaning of section 4001(a)(15) of ERISA. Neither the Company nor any of its Subsidiaries currently have, or have had, any material obligation or liability, contingent or otherwise, under Title IV of ERISA or Section 412 of the Code.

    (ii)               All contributions and premiums required to have been made by the Company, any of its Subsidiaries or any related person of the Company to any the Company Benefit Plan under the terms of any such plan or its related trust, insurance contract or other funding arrangement, or pursuant to any applicable laws (including ERISA and the Code) or collective bargaining agreement have been made within the time prescribed by any such plan, agreement or applicable laws or have been reflected on the Company Financial Statements.

    (iii)               There are no pending or, to the Knowledge of the Sellers, threatened claims by or on behalf of any participant in, or beneficiary of, any of the Company Benefit Plans, or otherwise involving any such the Company Benefit Plan or the assets of any the Company Benefit Plan. No notice has been received by the Company that any Company Benefit Plan is presently under audit or examination by the IRS, the Department of Labor, or any other Governmental Entity, and no matters are pending with respect to any Company Benefit Plan under the IRS’s Employee Plans Compliance Resolution System, the Department of Labor’s Voluntary Fiduciary Correction Program or other similar programs.

(iv) No Company Benefit Plan is a multiemployer plan (as defined in section 4001(a)(3) of ERISA) or a “multiple employer plan” within the meaning of section 4063 or 4064 of ERISA.

    (v)               Neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any the Company Benefit Plan subject to ERISA, except as may be required by Section 4980B of the Code or Section 601 of ERISA or any other applicable laws. Each Company Benefit Plan (other than a Company Benefit Plan that is a defined contribution plan with cash or deferred arrangement) may be amended or terminated after the Effective Time without cost other than for claims incurred prior to the date of such amendment or termination.

    (vi)               Except as set forth in Section 3.8(c)(vi) of the Seller Disclosure Schedule, none of the execution, delivery, and performance of this Agreement by the Sellers or the consummation by the Sellers of the transactions contemplated by this Agreement, will (alone or in combination with any other event) result in an increase in the amount of compensation, severance pay or benefits or the acceleration of the vesting or timing of payment of any compensation or benefits payable to or in respect of any current or former employee, officer, director or independent contractor of the Company or any Subsidiary of the Company or any increased or accelerated funding obligation.

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    3.9.        Environmental Matters. (i) The operations of the Company and its Subsidiaries have been and are in material compliance with all Environmental Laws and with all material licenses, permits and authorizations required by Environmental Laws, (ii) there are no pending or threatened, material Environmental Claims under or pursuant to Environmental Laws against the Company or its Subsidiaries, (iii) the Company and its Subsidiaries have not incurred any material Environmental Liabilities. This Section 3.9 is the sole and exclusive representation and warranty made by the Sellers with respect to environmental matters.

    3.10.        Intellectual Property. (i)  The Company and each of its Subsidiaries owns or has all necessary rights to use, all Intellectual Property used in or necessary for the conduct of its business as currently conducted, (ii) to the Knowledge of the Sellers, the use of any Intellectual Property by the Company and its Subsidiaries does not infringe on or otherwise violate the Intellectual Property rights of any Person and is in accordance in all material respects with any applicable license pursuant to which the Company or any Subsidiary acquired the right to use any Intellectual Property, and (iii) neither the Company nor any of its Subsidiaries has received any written notice and the Sellers do not otherwise have Knowledge of any pending claim, order or proceeding which would materially adversely affect the Company and its Subsidiaries’ use of any Intellectual Property used as of the date hereof by the Company and its Subsidiaries and to the Sellers’ Knowledge no Intellectual Property owned and/or licensed by the Company or its Subsidiaries is being used or enforced by the Company or its Subsidiaries in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property.

    3.11.        Taxes.

    (a)        Except as set forth on Section 3.11(a) of the Seller Disclosure Schedule, the Company and its Subsidiaries have (i) timely filed with the appropriate Taxing Authority all material Tax Returns required to be filed on or prior to the date hereof and each such Tax Return was properly completed and correct in all material respects at the time of filing; (ii) paid all Taxes shown thereon to be due or that the Company or any of its Subsidiaries is obligated to pay for which no Tax Returns are required to be filed (collectively, “Covered Taxes”), and (iii) disclosed as a liability accrual for Taxes (excluding reserves for deferred Taxes) in the balance sheet on the Company Financial Statements in accordance with GAAP any Taxes not yet due and payable.

    (b)        Since December 31, 2002, neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Internal Revenue Code of 1986, as amended (the “Code”), filing a consolidated, unitary or combined return for federal, state, or foreign tax purposes except for an affiliated group of which the Company was the common parent.

    (c)        The Company and its Subsidiaries are not a party to any Tax sharing, Tax indemnity or other agreement or arrangement with respect to Taxes with any entity not included in the Company Financial Statements.

    (d)        The Company and its Subsidiaries have delivered or made available to the Buyer (i) complete and correct copies of all Tax Returns filed by the Company and its Subsidiaries for taxable periods ending after December 31, 1999, and for all other taxable periods for which the applicable statute of limitations has not yet run and (ii) complete and correct copies of all ruling requests, private letter rulings, revenue agent reports, information document requests and responses thereto, notices of proposed deficiencies, deficiency notices, applications for changes in method of accounting, protests, petitions, closing agreements, settlement agreements, and any similar documents submitted by, received by or agreed to by or on behalf of the Company and its Subsidiaries and relating to any Taxes for any period beginning after December 31, 1999.

    (e)        Except as disclosed in the Company Financial Statements, no Liens for Taxes exist with respect to any of the assets or properties of the Company or its Subsidiaries, other than Permitted Liens and other than for Liens that would not reasonably be expected to have a Material Adverse Effect on the Company.

    (f)        Each deficiency resulting from any audit or examination relating to Covered Taxes by any Taxing Authority has been paid, or is being contested in good faith, and no material issues were raised in writing by the relevant Taxing Authority during any such audit or examination that will apply to taxable periods other than the taxable period to which such audit or examination related. No Tax Returns with respect to Taxes of the Company or its Subsidiaries are currently under audit or examination by any Taxing Authority. No audit or examination relating to Covered Taxes is currently being conducted by any Taxing Authority. Neither the Company nor any of its Subsidiaries has agreed to extend the statute of limitations with respect to the relevant Tax Returns for all taxable periods through and including the taxable year ended December 31, 1999. No Taxing Authority has given notice in writing that it will commence any such audit or examination. The Company has not agreed to make, and is not required to make, any adjustment under Section 481 of the Code by reason of a change in accounting method.

    (g)        No person has made, with respect to the Company or any of its Subsidiaries, or with respect to any property held by the Company or any of its Subsidiaries, any consent or election under Section 341(f) of the Code. No property of the Company or any of its Subsidiaries is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

    (h)        Except as set forth on Section 3.11(h) of the Seller Disclosure Schedule, there is no agreement or other document extending, or having the effect of extending, the period of assessment or collection of any Covered Taxes and no power of attorney with respect to any Covered Taxes has been executed or filed with any Taxing Authority that is currently in effect.

    (i)        The Company and its Subsidiaries have withheld and paid over all material Taxes required to have been withheld and paid over and complied with all material information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with material amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

    (j)        Neither the Company nor any of its Subsidiaries have been a party to any distribution occurring during the two year period prior to the date of the Agreement in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.

    (k)        Neither the Company nor any of its Subsidiaries are a U.S. real property holding corporation within the meaning of Code Section 897(c)(2) (“USRPHC”), and neither the Company nor any of its Subsidiaries have been a USRPHC for the preceding five years.

    3.12.        Certain Contracts. Except for premium finance agreements, loan agreements and related documents entered into or acquired by the Company or its Subsidiaries in the ordinary course of business, Section 3.12 of the Seller Disclosure Schedule contains a complete and accurate list of all written Contracts, to which the Company or any of its Subsidiaries is a party or by which it or its properties are bound (i) to which the Company or any of its Subsidiaries on the one hand and any Insider of the Company or any of its Subsidiaries on the other hand are parties (“Related Party Agreements”); (ii) that may give rise to obligations or liabilities exceeding, during the shorter of the current term thereof or one year, $50,000, or in the aggregate $150,000 during the term of the Contract; (iii) that may generate revenues or income exceeding, during the shorter of the current term thereof or one year, $50,000, or in the aggregate $150,000 during the term of the Contract; (iv) that materially prohibit the Company or its Subsidiaries from competing in any business anywhere in the world; (v) that provide for an employment or consulting arrangement of any Person with the Company or its Subsidiaries (other than one terminable at will and without contractual penalty to the Company or any of its Subsidiaries); (vi) that, in connection with the employment of any Person, require from the Company or any of its Subsidiaries a change in control payment or acceleration of payments or benefits upon a change in control in excess of $10,000; or (vii) that, in connection with any debt instrument to which the Company or any of its Subsidiaries is the debtor for an amount of funded indebtedness in excess of $50,000, provide for an acceleration in the due date of any payments upon a change in control (all of the foregoing Contracts, together with the Leases, collectively, the “Material Contracts”). The Company has delivered to the Buyer true, complete and correct copies of the Material Contracts. To the Knowledge of the Sellers, the Company and its Subsidiaries have no material oral contracts. Except to the extent set forth in Section 3.12 to the Seller Disclosure Schedule, all Material Contracts are in full force and effect and constitute legal, valid and binding obligations of the Company or a Subsidiary of the Company which is a party thereto, and except to the extent set forth in Section 3.12 to the Seller Disclosure Schedule, the Company and its Subsidiaries have complied in all material respects with all of their respective commitments and obligations under the Material Contracts which are to have been complied with as of the date hereof, and no Material Default exists in respect of the Material Contracts on the part of Company or its Subsidiaries. Except as indicated on Section 3.12 of the Seller Disclosure Schedule, all Material Contracts have been entered into on an arms-length basis.

    3.13.        Labor Matters.

    (a)        The Company and each of its Subsidiaries is and has been in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours and is not engaged in any unfair labor practices, except where the failure to be in compliance would not have a Material Adverse Effect.

    (b)        None of the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, and, as of the date hereof, to the Knowledge of the Sellers, there are no labor unions or other organizations representing, or purporting to represent, any employees employed by the Company or any of its Subsidiaries. No labor union is, as of the date hereof, currently engaged in or, to the Knowledge of the Sellers, threatening organizational efforts with respect to any material number of employees of the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries is in breach of or default under any collective bargaining agreement. Since March 31, 2003, there has not occurred or, to the Knowledge of the Sellers, been threatened, any strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity with respect to any employees of the Company or any of its Subsidiaries. There are no labor disputes currently subject to any pending grievance procedure, arbitration or litigation and there is no representation petition pending or, to the Knowledge of the Sellers, threatened with respect to any employee of the Company or any of its Subsidiaries.

    3.14.        Permits and Licenses.

    (a)        Except as set forth in Section 3.14(a) of the Seller Disclosure Schedule, each business of the Company and each of its Subsidiaries has been conducted in compliance (i) with all applicable federal, state and local laws, statutes, ordinances, rules, regulations, published rulings, published written interpretations, judgments, orders, injunctions, decrees, arbitration awards, licenses or permits and the respective rules and regulations thereunder of any Governmental Entity of competent jurisdiction and all applicable orders and directives of regulatory authorities and orders resulting from examinations of regulatory authorities, in each case relating only to those regulations regulating the business and products of insurance premium financing, and commercial and consumer lending, including, without limitation, Article 24.14 of the Texas Insurance Code, the Fair Debt Collection Practices Act, the Truth-In-Lending Act, the Fair Credit Billing Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Electronic Funds Transfer Act, the USA Patriot Act and the Gramm-Leach-Bliley Act (collectively, “Laws”) and (ii) in all material respects, with all other laws and all applicable orders and directives of all regulatory authorities in the respective jurisdictions in which such businesses have been conducted not related to the Laws. Without limiting the generality of the foregoing, except as set forth in Section 3.14 of the Seller Disclosure Schedule, (i) there is no pending or, to the Knowledge of the Sellers, threatened (nor any grounds for any), investigation, review or charge by any regulatory authority alleging that any of the Company or its Subsidiaries has violated any material Laws; (ii) each of the Company and its Subsidiaries has been duly authorized by the relevant state regulatory authorities to conduct its premium financing activities and other lending activities in the jurisdictions in which it conducts its business; and (iii) the Company and its Subsidiaries have filed all reports required to be filed with any regulatory authority, except in the case of clause (iii), where the failure to file such reports would not have a Material Adverse Effect. None of the Company or its Subsidiaries are subject to any order or decree of any regulatory authority relating to any material licenses or material permits of the Company and its Subsidiaries and neither the Company nor any Subsidiary of the Company has engaged in any activity that would reasonably be expected to cause revocation or suspension of any license or other permit and no action or proceeding contemplating the revocation or suspension of any license or permit is pending or, to the Knowledge of the Sellers, threatened.

    (b)        (i) Except set forth on Section 3.14(b) of the Seller Disclosure Schedule, all premium finance agreements and other loan agreements in effect as of the date hereof that have been entered into by the Company and its Subsidiaries, or that have been purchased by the Company or its Subsidiaries and any and all marketing materials relating thereto, are, to the extent required under applicable Laws, on forms approved by applicable regulatory authorities, if required, which, if required, have been filed and not objected to by such authorities within the period provided for objection (the “Company Forms”), and (ii) the Company Forms comply in all material respects with the statutes, regulations, and rules applicable thereto, contain all necessary disclosures in the manner required, and, as to interest rates established by the Company and its Subsidiaries that are required to be filed with or approved by regulatory authorities, the rates have been so filed or approved, the interest rates charged conform thereto in all material respects, and such interests rates comply with the Laws and the regulations and rules applicable thereto.

    (c)        Except as set forth in Section 3.14(c) of the Seller Disclosure Schedule, the Company and each of its Subsidiaries have all permits and licenses required under the Laws. The businesses of the Company and each of its Subsidiaries have been and are being conducted in compliance in all material respects with all such permits and licenses. All such permits and licenses are in full force and effect.

    (d)        [Intentionally Omitted]

    (e)        Except as set forth in Section 3.14(e) of the Seller Disclosure Schedule, no material change is required in the Company’s or any of its Subsidiaries’ processes, properties, practices or procedures in connection with any non-compliance with any Laws, and the Company has not received any written notice or communication of any noncompliance with any Laws that have not been cured as of the date hereof. Notwithstanding the generality of the foregoing, the Company and each of its Subsidiaries have in place policies and procedures with respect to themselves and their brokers, distributors and agents intended to assure that their sales processes and practices are not materially inconsistent with Laws governing such practices and processes, and where there has been any material inconsistency, such material inconsistency has been cured, resolved or settled through agreements with applicable Governmental Entities or Persons affected thereby or is barred by all applicable statutes of limitations or other equitable principles.

    3.15.        Insurance. Section 3.15 of the Disclosure Schedule contains a true and complete list of all material insurance policies owned by the Company and its Subsidiaries currently in effect that insure the business, operations or employees of the Company or any Subsidiary or affect or relate to the ownership, use or operation of any of the assets and properties of the Company or any Subsidiary and that have been issued to the Company or any Subsidiary for the benefit of the Company or any Subsidiary. With respect to each such policy, no premiums due thereunder as of the date of this Agreement have not been paid and neither the Company nor any Subsidiary has received any notice of cancellation or termination in respect of any such policy or is in default thereunder in any material respect.

    3.16.        Predecessor Status; Etc. Section 3.16 to the Seller Disclosure Schedule sets forth a listing of all legal names, trade names, fictitious names or other names (including, without limitation, any names of divisions or operations) of the Company and its Subsidiaries and all of its predecessor companies during the prior four years, including without limitation the names of any entities from whom the Company has acquired material assets. During the prior five years, the Company has operated only under the names set forth in Section 3.16 to the Seller Disclosure Schedule.

    3.17.        Real Property.

    (a)        Section 3.17(a) of the Seller Disclosure Schedule contains a complete and accurate description of all Real Property owned by, leased to, or subleased by, the Company or any of its Subsidiaries (including street address, legal description (where known), owner, and the Company’s or the Subsidiary’s use thereof). Section 3.17(a) of the Seller Disclosure Schedule also lists the expiration date of the leases relating thereto, annual rental rates and renewal, extension and purchase options, if any, and any guarantors of such leases.

    (b)        Except as set forth in Section 3.17(b) of the Seller Disclosure Schedule:

    (i)        There are no parties other than the Company or its Subsidiaries in possession of any of the Real Property or any portion thereof, and there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting to any party or parties the right of use or occupancy of any portion of the Real Property or any portion thereof.

    (ii)        Section 3.17(b) of the Seller Disclosure Schedule contains true and complete copies of all leases, subleases, licenses, concession agreements or other use or occupancy agreements pursuant to which the Company leases from any other party any real property, including all amendments, renewals, extensions, modifications or supplements to any of the foregoing or substitutions for any of the foregoing (collectively, the “Leases”). Each of the Leases are legal, valid and binding obligations of the Company and the Company is a tenant or possessor in good standing thereunder, free of any material default or breach (a “Material Default”) by the Company. With respect to any Lease which is a sublease, the Sellers have no Knowledge of any Material Default or any condition which with the passage of time or the giving of notice or both would constitute a Material Default under any lease which is superior to such sublease. The Leases and the Company’s interests thereunder are free of all Liens, except Permitted Liens.

(iii) None of the Leases requires the consent or approval of any party thereto in connection with the consummation of the transactions contemplated hereby.

    3.18.        Personal Property.

    (a)        Section 3.18(a) of the Seller Disclosure Schedule sets forth a complete and accurate list of personal property with a value in excess of $5,000 owned by the Company as of June 30, 2003 which was (or would have been if it had been owned on the Balance Sheet Date) capitalized on the Company Financial Statements. None of such personal property is currently owned, or was formerly owned, by any Seller or business or personal Affiliates of any Seller.

    (b)        The Company and its Subsidiaries currently own or lease all personal property and other assets necessary to conduct their respective businesses and operations as they are currently being conducted, free and clear of all Liens except for Permitted Liens and such Liens as are set forth on Section 3.18(b) of the Seller Disclosure Schedule. The Company and its Subsidiaries have good and marketable title to all of their properties and assets including without limitation all such properties and assets on the 2002 Balance Sheet.

    3.19.        Internal Computer System. The computer systems used by the Company and its Subsidiaries in its normal business operations, including its hardware and software, (collectively, the “System”) are operational in all material respects and function in all material respects in accordance with the needs of the Company and its Subsidiaries. To the Knowledge of the Sellers, neither the Company nor its Subsidiaries is in material breach or default of any material software license agreements for the System and all material licenses relating to the System are currently in full force and effect. Except as set forth in Section 3.19 to the Seller Disclosure Schedule, (i) all of the software used by the Company in its internal business operations is “off the shelf” software, commercially available software, and software that is distributed as “free software,” “open source software” or under a similar licensing or distribution model for which the Company has obtained, where applicable, a standard license applicable to the use thereof by the Company and its Subsidiaries.

    3.20.        Perfected Security Interests. The Company has duly perfected its security interest in each of the insurance policies or other collateral in which it has been granted a security interest by a borrower, in accordance with, as applicable to each such security interest, either (i) the Uniform Commercial Code as adopted by each applicable state, (ii) applicable state statutes governing premium finance agreements or (iii) applicable common law governing perfection, other than where any failure to so perfect would not, individually or in the aggregate, have a Material Adverse Effect.

SECTION 4. REPRESENTATIONS AND WARRANTIES REGARDING THE SELLERS

        Each of the Sellers hereby, severally, but not jointly, represents and warrants to the Buyer with respect to such Seller, as applicable, as follows:

    4.1.        Power and Authority. Each Seller has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action of such Seller. This Agreement has been duly executed and delivered by the Sellers and constitutes a valid and binding agreement of each of the Sellers, enforceable against each Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

    4.2.        Title to Shares. Each Seller has, and will convey to the Buyer at the Closing, good and marketable title to all of the Shares owned by such Seller, free and clear of any Liens.

SECTION 5. REPRESENTATIONS AND WARRANTIES REGARDING THE BUYER

        The Buyer hereby represents and warrants to each of the Sellers as follows:

    5.1.        Incorporation of the Buyer. The Buyer is duly incorporated and is validly existing as a commercial bank in good standing under the laws of the State of New Jersey, and has the corporate power and authority to own, lease and operate the property used in its business and to carry on its business as now being conducted. The Buyer is regulated and supervised by the New Jersey Department of Banking and Insurance (the “Department”) and is insured and regulated by the Federal Deposit Insurance Corporation (the “FDIC”). The Buyer is registered to do business in all jurisdictions where it is required to be qualified as a foreign corporation except where the failure to be so qualified would not impair the Buyer’s ability to execute, deliver and perform this Agreement and consummate the transactions contemplated hereby.

    5.2.        Power; Authorization; Consents. The Buyer has the corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized and approved by the board of directors of the Buyer, and no other proceedings on the part of the Buyer are necessary to authorize and approve this Agreement or any of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Buyer and constitutes a valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors’ rights generally or by the principles governing the availability of equitable remedies. The execution, delivery and performance of this Agreement by the Buyer and the consummation of the transactions contemplated hereby do not and will not:

    (a)        contravene any provisions of the certificate of incorporation or by-laws of the Buyer;

    (b)        violate or conflict with any material legal requirement applicable to the Buyer or any of its business or property; or

    (c)        other than filings and waiting periods required by the New Jersey Banking Act of 1948 (the “New Jersey Banking Act”) and the other filings and approvals listed on Schedule C hereto, require any authorization, consent, order, permit or approval of, or notice to, or filing, registration or qualification with, any governmental, administrative or judicial authority.

    5.3.        Brokers. Except for the fees referenced in the Letter Agreement with UBS Securities LLC previously provided to the Sellers’ Representative by the Buyer (which fees set forth on such Schedule will be paid by the Buyer), the Buyer has not employed any broker or finder or has incurred or will incur any broker’s, finder’s or similar fees, commissions or expenses, in each case in connection with the transactions contemplated by this Agreement.

    5.4.        Availability of Funds. The Buyer has sufficient immediately available funds, to pay in cash the Purchase Price and to pay any other amounts payable pursuant to this Agreement and to effect the transactions contemplated by this Agreement.

        5.5 Buyer’s Regulatory Approvals. With respect to the required approval of the transactions contemplated hereby of the New Jersey Commissioner of the Department of Banking and Insurance under the New Jersey Banking Act, the Buyer knows of no reason why such approval should be withheld or delayed and, specifically and without limitation, the Buyer knows of no reason why it will not satisfy the conditions for such approval set forth in section 3:11-5.1 of the New Jersey Administrative Code.

SECTION 6. [INTENTIONALLY OMITTED]

    SECTION 7. COVENANTS

    7.1.        Access; Confidentiality. The Sellers will cause the Company, during normal business hours and upon reasonable notice to the Sellers’ Representative, to (i) provide to the Buyer and its representatives reasonable access to the premises, property, files, books, records, documents, and other information of or concerning the Company, (ii) furnish to the Buyer and its representatives financial, technical and operating data prepared in the ordinary course (and without any obligation to create new reports, studies, data, evaluations or such other materials not otherwise prepared by the Company in the ordinary course) pertaining to the business and property of the Company, (iii) make available for inspection and copying (at the Buyer’s expense) by the Buyer copies of any documents relating to the foregoing, and (iv) permit the Buyer and its representatives to conduct reasonable interviews of the officers and auditors of the Company; provided, however, that (x) any of the activities in clauses (i) through (iv) above shall be conducted in such a manner as not to interfere unreasonably with the operation of the business of the Company and (y) the Sellers may limit such access described in clauses (i) through (iv) above to the extent such access could, in the opinion of the Sellers’ counsel, violate or give rise to liability under applicable law or contract. All information provided to the Buyer or its representatives by or on behalf of the Sellers or the Company, or their representatives (whether pursuant to this Section 7.1 or otherwise) shall be governed and protected by the Confidentiality Agreement.

    7.2.        Announcements.

    (a)        Prior to the Closing, no party hereto will issue any press release or otherwise directly or indirectly make any public statement or furnish any statement or make any announcement to its customers with respect to the transactions contemplated hereby without the prior consent of the Sellers’ Representative and Parent, as the case may be, except as may be required by law or by the rules of any stock exchange on which Parent’s securities are listed. Before a party makes any such announcement or other disclosure required by law or stock exchange rules, such party agrees to give either the Sellers’ Representative or Parent, as the case may be, prior notice and a reasonable opportunity to comment on the proposed disclosure. This Agreement, together with the exhibits and schedules (but not the Seller Disclosure Schedule or Buyer Disclosure Schedule) hereto, may be filed by Parent with the SEC in accordance with the rules and regulations of the SEC.

    (b)        Notwithstanding Section 7.2(a) above, nothing herein shall prohibit the Company from taking all such actions, including without limitation, filing notices as it deems necessary or advisable in order to obtain the authorizations, consents and similar approvals pursuant to Section 7.3(a) required for the consummation of the transactions contemplated hereby.

    7.3.        Consents, Cooperation. Subject to the terms and conditions hereof, the Sellers will cause the Company to, and the Buyer will, use their respective commercially reasonable efforts:

    (a)        to obtain, prior to the earlier of the date required (if so required) or the Closing Date, all authorizations, consents, orders, permits or approvals of, or notices to, or filings, registrations or qualifications with, any governmental, administrative or judicial authority or any other Person that are required on their respective parts, including, without limitation, change in control applications and notices under state law, and notices under the New Jersey Banking Act for the consummation of the transactions contemplated by this Agreement;

    (b)        to defend, consistent with applicable principles and requirements of law, any lawsuit or other legal proceeding, whether judicial or administrative, whether brought derivatively or on behalf of third persons (including Governmental Authorities) challenging this Agreement or the transactions contemplated hereby;

    (c)        to furnish to each other such information and assistance as may reasonably be requested in connection with the foregoing;

    (d)        to take, or cause to be taken, all action and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement; and

    (e)        if any consent, approval or other action of a Governmental Entity that is required for the satisfaction of a closing condition set forth in Sections 8 or 9 hereof has not been obtained by or before a date which is 120 days from the date hereof, whichever of the Buyer or the Sellers which is/are required to obtain such consent, approval or other action, to employ its best efforts to obtain the consent of the appropriate Governmental Entity to close pending action by such Governmental Entity, provided, however, that nothing in this Section 7.3(e) shall require the Buyer or the Sellers to take any action requested by a Governmental Entity which would reasonably be expected to (i) significantly limit the ability of the Buyer, or the Company or any of its Subsidiaries, to conduct their respective businesses, or (ii) significantly increase the cost to the Company or any of its Subsidiaries of conducting its respective businesses, in each case as such businesses are conducted on the date hereof.

    7.4.        Notification of Certain Matters. Between the date hereof and the Closing, the Sellers’ Representative, as promptly as practicable after obtaining actual knowledge, and the Buyer will give prompt notice in writing to the other of: (i) any information known to the Sellers or the Buyer that indicates that any material representation or warranty of the Sellers or the Buyer, as the case may be, contained herein will not be true and correct in any material respect as of the Closing and (ii) the occurrence of any event known to the Sellers or the Buyer which will result, or has a reasonable prospect of resulting, in the failure to satisfy a condition specified in Section 8 or 9 hereof. Unless the Buyer has the right to terminate this Agreement pursuant to Section 10.1(c) by reason of such breach and exercises that right in accordance with such Section within five Business Days after first being able to do so, the written notice pursuant to this Section 7.4 will be deemed to have amended the representations and warranties contained in this Agreement so as to cure any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of the disclosure in such notice.

    7.5.        Further Assurances. Any time after the Closing, the Sellers and the Buyer will, and the Buyer will cause the Company to, promptly execute, acknowledge and deliver any other assurances or documents reasonably requested by the Buyer or any of the Sellers, as the case may be, to satisfy or in connection with its obligations hereunder.

    7.6.        Retention of Books and Records. For a period of six years after the Closing Date, the Buyer will cause the Company to retain all books, records and other documents pertaining to the Company in existence on the Closing Date and to make the same available after the Closing Date for examination and copying by any of the Sellers or their representatives, at such Seller’s expense, upon reasonable notice. No such books, records or documents will be destroyed by the Buyer or the Company without first advising the Sellers in writing and providing the Sellers a reasonable opportunity to obtain possession or make copies thereof at such Seller’s expense.

    7.7.        Employment of the Company’s Employees.

    (a)        The Buyer intends, to the extent practical, to continue the employment on and after the Closing Date of all employees of the Company who were employed with the Company immediately prior to the Closing Date (the “Continued Employees”) at its principal office in Denver, Colorado, with the same or equivalent salary and benefits (other than severance benefits, if any, afforded to any Continued Employee by the Company and in effect prior to the Closing). Nothing contained herein shall be construed to modify the “at will” employee status of the Continued Employees (except as set forth in the Employment Agreements) and the Company shall retain the absolute right to terminate such Continued Employees at any time and for any reason or no reason on or after the Closing Date.

    (b)        Before or following the Closing, the Buyer will decide whether to continue the Company Benefit Plans, or to have such Continued Employees become covered under a pension and welfare plan of Parent, provided, however, that no Continued Employee shall be entitled to the benefit of the Buyer’s severance policy. In the event that the Buyer decides to cover Continued Employees under the welfare plans of the Parent, employment with the Company will be taken into account for purposes of determining eligibility to participate. Continued Employees shall participate without any waiting periods, without evidence of insurability, and without application of pre-existing physical or mental condition limitations except to the extent applicable under such similar plans maintained by the Company. Finally, in the event that the Buyer covers Continued Employees under a welfare plan of Parent during the calendar year in which the Closing occurs, Parent shall count claims arising during the calendar year on or prior to the effective date of coverage for purposes of satisfying deductibles, out-of-pocket maximums, and all other similar limitations under the welfare plans of the Parent.

    (c)        In the event Continued Employees become eligible to participate in an employee benefit plan maintained by Parent, all service with the Company shall be taken into account for purposes of determining vesting and eligibility, provided, however, service with the Company shall not be taken into account for purposes of benefit accruals under Parent’s defined benefit plan.

    (d)        Nothing in this Section 7.7 shall be deemed to prevent the Company from changing the titles or responsibilities of any Continued Employee following the Closing.

    7.8.        Conduct of Business Prior to the Closing. From the date hereof to the Closing, the Sellers shall cause the business of the Company to be conducted in the ordinary course of business and shall cause the Company and its Subsidiaries to use its commercially reasonable efforts to preserve the current business organization and material beneficial business relationships of the Company. In addition, the Sellers shall not cause or permit the Company or any of its Subsidiaries to do any of the following without the prior written consent of the Buyer, (which, in the case of clause (k), shall not be unreasonably withheld or delayed):

    (a)        amend its certificate of incorporation or by-laws;

    (b)        make or grant any increase in compensation, or in severance or termination pay to, any officer, employee or director, or enter into any employment agreement with any officer, except (i) as may be required under employment or termination agreements in effect on the date hereof, (ii) in the ordinary course of business or (iii) in order to replace any officer who has retired, resigned, died or become disabled;

    (c)        acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire, other than in the ordinary course of business, any assets which are material, individually or in the aggregate, to the Company;

    (d)        except as disclosed in the Seller Disclosure Schedule, sell, pledge, mortgage, assign, lease, incur any Lien (other than Permitted Liens), or dispose of, or agree to do any of the foregoing with respect to, any of its assets, except in the ordinary course of business;

    (e)        authorize, issue, sell or otherwise dispose of any shares of capital stock of, or any security, right, subscription, warrant, option, “phantom” stock right or other rights with respect to, the Company, or modify or amend any right of any holder of outstanding shares of capital stock, other than in connection with the cancellation of the Company’s options and warrants outstanding on the date hereof;

    (f)        except in the ordinary course of business, or for the lease of premises to serve as the Company’s principal place of business (which lease or other agreement therefore shall be in a form reasonably satisfactory to the Buyer), enter into or amend any other commitment, contractual obligation or transaction which calls for aggregate payments by the Company in excess of $150,000 in any one year and which does not expire or is not terminable without material cost or penalty at the Company’s or its Subsidiaries’ option within a 180 day period;

    (g)        make capital expenditures or commitments for additions to property, plant or equipment constituting capital assets in an aggregate amount exceeding $150,000 in any one year;

    (h)        (i) declare or pay any dividends or distributions on or make or declare other distributions in respect of any of its capital stock (which shall in no case prevent the accrual of ordinary dividends on the Preferred Shares), (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction and splits and combinations of capital stock which do not result in the payment of capital stock or cash in lieu of any fractional interest or (iii) repurchase, redeem or otherwise acquire any shares of its capital stock;

    (i)        change its methods of accounting in effect at the Balance Sheet Date, except as required by GAAP or changes in GAAP or applicable law;

    (j)        deviate from the currently existing policies of the Company, whether formal or informal or written or unwritten, or prior practices of the Company, regarding average loan size, loan yield or credit quality standards;

    (k)        make any individual loan or extension of credit or purchase any loans (on an aggregate basis) in excess of $1,000,000; or

    (l)        amend the applicable charter documents of Advantage or otherwise restructure Advantage, including, without limitation, create any direct or indirect Subsidiary as a successor to Advantage.

    7.9.        Transaction Expenses. Each of the Buyer and the Company shall be responsible for payment of the Buyer Transaction Expenses and the Company Transaction Expenses, respectively. Any Company Transaction Expenses not paid by the Company on or prior to the Closing Date shall be accrued as an expense for purposes of calculating the Closing Date Book Value in accordance with Section 2.3.

    7.10.        Corporate Controls. The Sellers’ Representative shall be provided, until the later of (i) March 31, 2005 and (ii) the last day of the period in which the final payment contemplated in Section 2.2(b)(ii) is to be paid, if it is to be paid at all, a copy of all monthly, quarterly and annual reports provided by the Company’s senior officers to the senior officers of the Buyer to the extent such reports include financial reports or analysis on or of the Company and/or its Subsidiaries or their respective businesses, operations or financial condition. The Sellers’ Representative shall hold such information on a confidential basis, except for communications to the Sellers and their representatives who shall agree in a writing reasonably satisfactory to the Buyer to hold such information on a confidential basis.

    7.11.        Post Closing Operations. From and after the Closing until the last day of the 2005 Earn Out Period or such lesser period as provided in Section 2.2(c), the Buyer shall maintain books and records of the Company and its businesses separate and distinct from Parent, the Buyer and any of their respective Affiliates as if the Company were a stand-alone division, whether or not the Company itself is maintained as a stand-alone division or comparable entity, and the Buyer and Parent shall provide oversight thereof as shall be appropriate under the circumstances.

    7.12.        Termination of Outstanding Options. Prior to the Closing, the Board of Directors of the Company shall resolve to terminate and cancel each then outstanding option to purchase Common Stock granted under the Company’s 1997 Stock Option Plan (the “Option Plan”) and shall provide notice of such termination and cancellation to each of holder of such options, in each case in accordance with paragraph (b) of the section entitled “Adjustment of Stock” pursuant to Article IX of the Option Plan.

    7.13.        Directors’ and Officers’ Indemnification and Insurance.

    (a)        The Buyer covenants and agrees that so long as it, directly or indirectly, controls the Company, the provisions with respect to elimination of liability and indemnification that are set forth in the certificate of incorporation and bylaws of the Company and the comparable governing instruments of its Subsidiaries as of the Closing shall not be amended, repealed or otherwise modified for a period of six years from the Closing in any manner that would affect adversely the rights thereunder of individuals who at or at any time prior to the Closing were directors, officers, employees or agents of the Company and its Subsidiaries.

    (b)        On or before the Closing Date, the Company shall purchase for the benefit of its current directors and officers an insurance and indemnification policy for one year that provides coverage for events occurring at or prior to the Closing (the “Tail Coverage”). The Tail Coverage shall be on terms no less favorable than the Company’s existing directors’ and officers’ liability insurance; provided, however, that the Company shall not pay an annual premium for the Tail Coverage in excess of 250% of the last annual premium paid by the Company for such insurance, but in such case shall purchase the maximum amount of coverage available for such amount. The Buyer shall maintain, or cause the Company to maintain, such coverage in effect for not less than one (1) year after the Closing Date.

    (c)        If the Company or any Subsidiary or any of their respective successors and assigns (i) consolidates with or merges into any other Person and the Company or such Subsidiary shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provisions shall be made so that the successors and assigns of the Company and each Subsidiary shall assume the obligations set forth in this Section 7.13. In addition, if the Buyer sells or otherwise disposes of all or substantially all of its equity interest in the Company or any Subsidiary or otherwise disposes control of the Company or any Subsidiary, then and in each such case, proper provisions shall be made so that the acquiror of the Company and such Subsidiary shall assume the obligations set forth in this Section 7.13.

    (d)        The provisions of this Section 7.13 shall survive the Closing and are intended to be for the benefit of, and enforceable by, each present and former director and officer of the Company and each of its Subsidiaries and his or her heirs and representatives, and nothing herein shall affect any indemnification rights that any such Person and his or her heirs and representatives may have under the certificate of incorporation or bylaws of the Company or any Subsidiary or any contract or applicable law and shall be enforceable by such Persons.

    7.14.        Fulfillment of Conditions.  Each of the Sellers and the Buyer (i) will execute and deliver at the Closing all agreements that each is required hereby to execute and deliver as a condition to the Closing; (ii) will take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each condition to the obligations of each contained in this Agreement; and (iii) will not take or fail to take any action that could reasonably be expected to result in the nonfulfillment of any such condition.

        7.15 Regulatory Violations. The Company shall use its commercially reasonable efforts (which shall not include the hiring of any additional personnel or additional outside professionals and/or the payment of any additional material expense), prior to Closing, to (i) ensure material compliance with Regulation Z promulgated by the Board of Governors of the Federal Reserve, and (ii) ensure compliance with Article 24.14 of the Texas Insurance Code related to the payment of fees to Texas insurance agents or brokers.

    7.16.        Management Payments. If the Company has not paid the Management Payments at Closing, the Buyer shall cause the Management Payments to be paid no later than three Business Days following the Closing.

SECTION 8. CONDITIONS TO THE OBLIGATIONS OF BUYER

        The obligations of the Buyer required to be performed by it at or prior to the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions, each of which may be waived by the Buyer:

    8.1.        Representations and Warranties; Covenants. The representations and warranties of the Sellers contained in Sections 3 and 4 of this Agreement will be true and correct as of the Closing (except for those that are made as of a certain date, which shall be true and correct as of such date), except where the failure to be so true and correct would not, individually or in the aggregate, result in a Material Adverse Effect. Each material obligation of the Sellers required by this Agreement to be performed by them at or prior to the Closing will have been duly performed and complied with in all material respects at the Closing. At the Closing, the Buyer will have received certificates, dated the Closing Date and duly executed by the Sellers’ Representative on behalf of each of the Sellers, to the effect that the conditions set forth in the preceding sentences have been satisfied. Notwithstanding anything to the contrary in this Section 8.1, the Buyer acknowledges and agrees that no further consents or waivers from DZ Bank or MBIA other than those referenced herein, are necessary in order to satisfy the conditions to consummate the transactions contemplated hereby if it occurs prior to the Cutoff Date.

    8.2.        Opinions of Counsel. The Buyer will have been furnished with opinions of Kutak Rock LLP, dated the Closing Date, addressed to the Buyer, in substantially the form attached hereto as Exhibit F. In rendering such opinion, such counsel may rely as to factual matters upon certificates or other documents furnished by the Sellers and officers of the Company and by government officials and upon such other documents and data, including opinions of local counsel, as such counsel deems appropriate as a basis for such opinion.

    8.3.        Absence of Injunction. No order, stay, judgment or decree will have been issued by any court of competent jurisdiction and be in effect restraining or prohibiting the consummation of the transactions contemplated hereby.

    8.4.        Regulatory Consents and Approvals. All consents, approvals and actions of, filings with and notices to any governmental or regulatory authority set forth in Schedule C hereto necessary to permit the Buyer and the Sellers to perform their obligations under this Agreement and to consummate the transactions contemplated hereby shall have been duly obtained, made or given and shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental Entity necessary for the consummation of the transactions contemplated by this Agreement shall have occurred, or, if any such consent, approval or other action of a Governmental Entity has not been obtained, whichever of Buyer or Sellers is/are required to obtain such consent, approval or other action shall have obtained the consent of the appropriate Governmental Entity to close pending action by such Governmental Entity, provided, however, that nothing in this Section 8.4 shall require the Buyer or the Sellers to take any action requested by a Governmental Entity which would reasonably be expected to (i) significantly limit the ability of the Buyer, or the Company or any of its Subsidiaries, to conduct their respective businesses, or (ii) significantly increase the cost to the Company or any of its Subsidiaries of conducting its respective businesses, in each case as such businesses are conducted on the date hereof, and provided, further, that neither the Buyer nor the Sellers shall be required to consummate the transactions contemplated hereby in the event that any Governmental Entity has denied an application for any such consent, approval or other action or stated in a writing that it intends to or will deny such application or that it will prohibit the transactions contemplated hereby and a copy of such denial or statement has been delivered promptly by the recipient to the other party.

    8.5.        Employment Issues.

    (a)        The Sellers shall have delivered the Severance Agreement Amendments.

    (b)        The Company shall have paid the Management Payments at Closing or an accrual shall have been taken in calculating the Closing Date Book Value for the amount of the Management Payments. The Management Payments shall be paid in cash.

    8.6.        Warrants. All outstanding warrants of the Company, including, without limitation the Warrants, shall have been exercised by the holders thereof or cancelled by the Company.

SECTION 9. CONDITIONS TO THE OBLIGATIONS OF SELLERS

        The obligations of the Sellers to be performed by them at or prior to the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions, each of which may be waived by the Sellers:

    9.1.        Representations and Warranties; Covenants. The representations and warranties of the Buyer contained in Section 5 of this Agreement will be true and correct as of the Closing (except for those made as of a certain date, which shall be true and correct as of such date), except where the failure to be so true and correct would not, individually or in the aggregate, result in a Material Adverse Effect. Each material obligation of the Buyer required by this Agreement to be performed by it at or prior to the Closing will have been duly performed in all material respects at or prior to the Closing. At the Closing, each of the Sellers will have received a certificate, dated the Closing Date and duly executed by an executive officer of the Buyer (without personal liability to such officer) to the effect that the conditions set forth in the preceding sentences have been satisfied.

    9.2.        Opinion of the Buyer’s Counsel. The Sellers will have been furnished with the opinion of Pitney, Hardin, Kipp & Szuch LLP, counsel to the Buyer, dated the Closing Date, addressed to each of the Sellers in substantially the form attached hereto as Exhibit G. In rendering their opinion, such counsel may rely as to factual matters upon certificates or other documents furnished by officers and directors of the Buyer and by government officials, and upon such other documents and data, including opinions of local counsel, as such counsel deem appropriate as a basis for their opinion.

    9.3.        Absence of Injunction. No order, stay, judgment or decree will have been issued by any court of competent jurisdiction restraining or prohibiting the consummation of the transactions contemplated hereby.

    9.4.        Regulatory Consents and Approvals. All consents, approvals and actions of, filings with and notices to any governmental or regulatory authority set forth in Schedule C hereto necessary to permit the Sellers and the Buyer to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby shall have been duly obtained, made or given and shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any governmental or regulatory authority necessary for the consummation of the transactions contemplated by this Agreement shall have occurred or, if any such consent, approval or other action of a Governmental Entity has not been obtained, whichever of Buyer or Sellers is/are required to obtain such consent, approval or other action shall have obtained the consent of the appropriate Governmental Entity to close pending action by such Governmental Entity, provided, however, that nothing in this Section 9.4 shall require the Buyer or the Sellers to take any action requested by a Governmental Entity which would reasonably be expected to (i) significantly limit the ability of the Buyer, or the Company or any of its Subsidiaries, to conduct their respective businesses, or (ii) significantly increase the cost to the Company or any of its Subsidiaries of conducting its respective businesses, in each case as such businesses are conducted on the date hereof, and provided, further, that neither the Buyer nor the Sellers shall be required to consummate the transactions contemplated hereby in the event that any Governmental Entity has denied an application for any such consent, approval or other action or stated in a writing that it intends to or will deny such application or that it will prohibit the transactions contemplated hereby and a copy of such denial or statement has been delivered promptly by the recipient to the other party.

SECTION 10. TERMINATION

    10.1.        Termination. This Agreement may be terminated at any time prior to the Closing:

    (a)        by mutual consent of the Buyer and the Sellers;

    (b)        (i) by the Buyer, on or after the date which is 180 days from the date hereof (the “Cutoff Date”), if any condition contained in Section 8 (other than those requiring a Closing Delivery), has not been satisfied or waived; or

    (ii)               by the Sellers, (A) on or after the date which is 120 days from the date hereof (the “Regulatory Cutoff Date”), if the Buyer has not received the approval of the Department under the New Jersey Banking Act, (B) on or after the Cutoff Date, if the Buyer has not received any consent, approval or action of any Governmental Entity set forth in Schedule C that is required for the Buyer to perform its obligations hereunder, has not obtained the consent of the appropriate Governmental Entity to close pending action by such Governmental Entity, and has not agreed to close notwithstanding the lack of such consent, provided, however, that Sellers shall not have the right to terminate this Agreement in the event the Buyer refuses to close as a result of a condition or request by a Governmental Entity which would reasonably be expected to (i) significantly limit the ability of the Buyer, or the Company or any of its Subsidiaries, to conduct their respective businesses, or (ii) significantly increase the cost to the Company or any of its Subsidiaries of conducting its respective businesses, in each case as such businesses are conducted on the date hereof, or (C) on or after the Cutoff Date, if any condition contained in Section 9 (other than those requiring a Closing Delivery), has not been satisfied or waived;

        provided, however, that the right to terminate this Agreement under this Section 10.1(b)(i) or (ii) shall not be available to either party (A) whose material misrepresentation, breach of warranty or failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before the Bank Regulatory Cutoff Date or the Cutoff Date, as the case may be, or (B) who has violated Section 7.4 hereof; or

    (c)        by the Buyer or the Sellers, if there is or has been a material breach, failure to fulfill or default on the part of the other party of any of such party’s representations and warranties contained herein or in the due and timely performance and satisfaction of any of such party’s covenants, agreements or conditions contained herein, and the curing of such default after 30 days’ written notice thereof shall not have been made or shall not reasonably be expected to occur before the Cutoff Date; provided, however, that a notice of termination pursuant to this Section 10.1(c) shall be given within 10 days following such breach or default or any cure period with respect thereto; provided, further, that the Buyer shall not terminate this Agreement as a result of the violation by the Sellers of the covenants set forth in Section 7.15 unless the Sellers have willfully failed to comply with the terms thereof; or

    (d)        by the Buyer or the Sellers, if any court of competent jurisdiction or other Governmental Entity has issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action has become final and non-appealable;

    (e)        by the Buyer, if any condition contained in Section 8 shall become incapable of fulfillment; or

    (f)        by the Sellers, if any condition contained in Section 9 shall become incapable of fulfillment.

        If the Buyer or the Sellers terminate this Agreement pursuant to the provisions hereof, such termination will be effected by written notice to the other party specifying the provision hereof pursuant to which such termination is made.

10.2. Effect of Termination. Upon termination of this Agreement pursuant to Section 10.1 hereof, except as provided in clauses (b) or (c) below:

    (i)        this Agreement will forthwith become null and void (other than Sections 10 and 12, which shall remain in full force and effect and survive the termination of this Agreement) and such termination will be the sole remedy with respect to any breach of any representation or warranty contained in or made pursuant to this Agreement; and

    (ii)        no party hereto or any of their respective officers, directors, employees, agents, other representatives, consultants, stockholders or principals will have any liability or obligation hereunder or with respect hereto.

    (b)        The provisions of clause (a) above notwithstanding, no party or its respective officers, directors, stockholders, partners, option holders or other Persons under their control will be relieved of liability for any willful breach of any representation or warranty contained herein or any willful breach of any covenant or agreement contained herein. Remedies for a willful breach may include, without limitation, damages, attorneys’ fees, and other remedies that are otherwise available at law or in equity.

    (c)        Notwithstanding anything to the contrary herein, if the Closing does not occur by the Cutoff Date as a result of a material breach by either party of its covenants, agreements or obligations under this Agreement, then, whether or not this Agreement has been terminated, the other party may pursue all rights and remedies available to it under this Agreement, at law, in equity, by statute, or otherwise. Without limiting the generality of the foregoing, the parties hereto agree that, in the event of any such material breach, remedies at law may be inadequate, and that therefore, the non-breaching party may bring an action for specific performance.

SECTION 11. SURVIVAL; INDEMNIFICATION

    11.1.        Survival of Representations and Warranties.

    (a)        Survival Term. All representations and warranties contained herein or made in writing by any party in connection herewith shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (regardless of any investigation made by any party or on its behalf) and will continue in full force and effect:

    (i)        in the case of the representations and warranties in Sections 3.2, 3.8, 4.1, 4.2 and 5 until the expiration of the applicable statute of limitations (including any extensions thereof) with respect to the matters set forth therein;

    (ii)        in the case of the representations and warranties in Section 3.11, until the expiration of the applicable statue of limitations (including any extensions thereof, for either the assessment or collection of Taxes for the periods referred to therein);

(iii) in the case of the representations and warranties in Section 3.14, for a period of three years following the Closing Date; and

36

(iv) for a period of two years following the Closing Date for all other representations and warranties set forth in Section 3.

        Each covenant contained in this Agreement shall survive the Closing until such covenant is satisfied, waived or terminated.

    (b)        Special Rule for Fraud. Notwithstanding anything in this Section 11.1 to the contrary, in the event of a breach of a representation or warranty by any party that constitutes fraud, the representation or warranty that has been breached will survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (regardless of any investigation made by any Party or on its behalf) and, notwithstanding Section 11.2, will not be subject to the dollar limitations specified in Section 11.2 or 11.3.

    (c)        No Waiver. Neither a Party’s participation in the consummation of any transaction pursuant to this Agreement or any waiver of any condition to such participation (including any condition that a representation or warranty of any other Party be true and correct) will constitute a waiver by such participating Party of any representation or warranty of any Party or otherwise affect the survival of any such representation or warranty.

    11.2.        Indemnification Obligations of the Sellers.

    (a)        Subject to the survival provisions of Section 11.1, the Sellers severally, but not jointly, will indemnify the Buyer and its Affiliates, stockholders, officers, directors, employees, agents, representatives and permitted successors and assigns (collectively, the “Buyer Indemnitees”) in respect of, and save and hold each Buyer Indemnitee harmless against and pay on behalf of or reimburse each Buyer Indemnitee as and when incurred, any Loss, other than Losses to the extent recoverable by the Buyer under any insurance policy and net of the present value of any tax benefit to the Buyer as a result of such Loss, which any Buyer Indemnitee suffers, sustains or becomes subject to as a result of, in connection with, relating or incidental to or by virtue of, (i) any misrepresentation or breach of any representation or warranty (other than misrepresentations or breaches of representations and warranties in each case which would constitute fraud), (ii) any nonfulfillment or breach of any covenant or agreement by the Sellers set forth in this Agreement or any certificate or other instrument or document furnished to the Buyer by the Sellers or the Company pursuant to this Agreement, or (iii) arising from the matters set forth on Sections 3.1(b)(iii), 3.11(a) and 3.14(a) of the Seller Disclosure Schedule; provided, however, (A) the Sellers shall not have any liability under this Section 11.2 unless the aggregate of all Losses relating thereto for which the Buyer would, but for this Section 11.2 be liable exceeds on a cumulative basis an amount equal to $250,000 (the “Deductible”) (but upon reaching the Deductible, the Sellers shall be solely liable for any Losses in excess of the Deductible) and (B) the maximum amount for which the Sellers shall be liable under this Section 11.2 shall not exceed in the aggregate $2,000,000 (the “Maximum”), provided, further, that following the second anniversary of the Closing Date (the “Two Year Anniversary Date”), the Maximum shall not exceed (A) $1,000,000, minus (B) the amount of Losses, if any, for which the Sellers are responsible and the Buyer has made a claim prior to the Two Year Anniversary Date. For greater certainty, in no event shall any individual Seller be liable under this Section 11.2 for any amount in excess of the amount which is equal to the product of (X) the Maximum less the Deductible, and (Y) the percentage of the Purchase Price paid to such Seller hereunder.

    (b)        For purposes of clarification, (i) any claim for indemnification made prior to the Two Year Anniversary Date shall be subject to the $2,000,000 Maximum, regardless of when such claim is resolved or formally agreed to by the Sellers and the Buyer, and (ii) any claim for indemnification shall not be barred as a result of the application of the survival periods set forth in Section 11.1(a) if such claim has been made properly prior to the expiration of such time periods in accordance with the terms of this Agreement, regardless of when such claim is resolved or formally agreed to by the Sellers and the Buyer.

    11.3.        Indemnification Obligations of the Buyer. Subject to the survival provisions of Section 11.1, the Buyer will indemnify the Sellers and their affiliates, stockholders, officers, directors, employees, agents, representatives and permitted successors and assigns (collectively, the “Seller Indemnitees”) and hold each of them harmless against any Loss, other than Losses to the extent recoverable by the Sellers under any insurance policy and net of the present value of any tax benefit to the Sellers as a result of such Loss, which any Seller Indemnitee suffers, sustains or becomes subject to as a result of, in connection with, relating or incidental to or by virtue of, any misrepresentation or breach of any representation or warranty (other than misrepresentations or breaches of representations and warranties in each case which would constitute fraud) (and not, for greater certainty, any breach or nonfulfillment of any covenant, obligation or agreement of the Buyer set forth in this Agreement) by the Buyer or any certificate or other instrument or document furnished to the Sellers by the Buyer pursuant to this Agreement; provided, however, the maximum amount for which the Buyer shall be liable under Section 11.3 shall not exceed in the aggregate the amount of the Purchase Price, plus the amount of the Earn Out, if any.

    11.4.        Indemnification Procedures.

    (a)        Notice of Claim. Any Person making a claim for indemnification pursuant to Section 11.2 or 11.3 above (an “Indemnified Party”) must give the Party from whom indemnification is sought (an “Indemnifying Party”) written notice of such claim (an “Indemnification Claim Notice”) promptly after the Indemnified Party receives any written notice of any action, lawsuit, proceeding, investigation or other claim (a “Proceeding”) against or involving the Indemnified Party by a Government Entity or other third party or otherwise discovers the liability, obligation or facts giving rise to such claim for indemnification; provided, that the failure to notify or delay in notifying an Indemnifying Party will not relieve the Indemnifying Party of its obligations pursuant to Section 11.2 or 11.3, as applicable, except to the extent that such failure actually harms the Indemnifying Party. Such notice must contain a description of the claim and the nature and amount of such Loss (to the extent that the nature and amount of such Loss is known at such time).

    (b)        Control of Defense; Conditions. With respect to the defense of any Proceeding against or involving an Indemnified Party in which a Government Entity or other third party in question seeks only the recovery of a sum of money for which indemnification is provided in Section 11.2 or 11.3, at its option an Indemnifying Party may appoint as lead counsel of such defense any legal counsel selected by the Indemnifying Party; provided, that before the Indemnifying Party assumes control of such defense it must first:

    (i)        enter into an agreement with the Indemnified Party (in form and substance satisfactory to the Indemnified Party) pursuant to which the Indemnifying Party agrees to be fully responsible (with no reservation of any rights other than the right to be subrogated to the rights of the Indemnified Party) for all Losses relating to such Proceeding and unconditionally guarantees the payment and performance of any liability or obligation which may arise with respect to such Proceeding or the facts giving rise to such claim for indemnification, and

(ii) furnish the Indemnified Party with evidence that the Indemnifying Party, in the Indemnified Party’s sole judgment, is and will be able to satisfy any such liability.

(c) Control of Defense; Related Matters. Notwithstanding Section 11.4(b):

    (i)        the Indemnified Party will be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose at its own expense; provided, that the Indemnifying Party will bear the reasonable fees and expenses of such separate counsel incurred prior to the date upon which the Indemnifying Party effectively assumes control of such defense;

(ii) the Indemnifying Party will not be entitled to assume control of the defense of such claim, and will pay the reasonable fees and expenses of legal counsel retained by the Indemnified Party, if

(A) the Indemnified Party reasonably believes that an adverse determination of such Proceeding could be detrimental to or injure the Indemnified Party’s reputation or future business prospects,

    (B)        the Indemnified Party reasonably believes that there exists or could arise a conflict of interest which, under applicable principles of legal ethics, could prohibit a single legal counsel from representing both the Indemnified Party and the Indemnifying Party in such Proceeding, or

(C) a court of competent jurisdiction rules that the Indemnifying Party has failed or is failing to prosecute or defend vigorously such claim; and

    (iii)        the Indemnifying Party must obtain the prior written consent of the Indemnified Party (which the Indemnified Party will not unreasonably withhold provided that no admission of liability of the Indemnified Party is required therein) prior to entering into any settlement of such claim or Proceeding or ceasing to defend such claim or Proceeding.

11.5. Treatment of Indemnification Payments. Amounts paid to or on behalf of Purchaser or Seller as indemnification hereunder shall be treated as adjustments to the Purchase Price. 39

        11.6 Indemnification As Exclusive Remedy. Following the Closing, the indemnification provisions set forth in this Section 11 shall constitute the sole and exclusive remedy of any party for any breach or default or other action brought in respect of this Agreement and the transactions contemplated hereby, except (a) as provided in Section 10.2, and (b) for covenants, agreements and obligations to be performed following the Closing, including, without limitation, those pursuant to Sections 2.2 and 2.3, with respect to which the parties may seek all remedies available at law, including, without limitation, specific performance to the extent that a remedy at law is inadequate.

        11.7 Limitation on Remedy for Breaches of Pre-Closing Covenants. Notwithstanding anything to the contrary contained in this Section 11, in the event a party materially breaches any of its covenants, obligations or agreements contained in this Agreement at any time from and after the date hereof until the Closing, the non-breaching party shall not be entitled to avail itself of the indemnification provisions set forth in Section 11.2 or 11.3 for the specific pre-closing material breach of a specific covenant, obligation or agreement, as the case may be, notwithstanding any Losses that such party may suffer at the time of such breach or at any time thereafter from such specific breach, if such non-breaching party has actual knowledge of such breach and consummates the transactions contemplated hereby.

SECTION 12. MISCELLANEOUS

    12.1.        Headings. The section headings herein are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions hereof. References to Sections, unless otherwise indicated, are references to Sections of this Agreement.

    12.2.        Sellers’ Representative.

    (a)        The Sellers hereby appoint Stewart K.P. Gross as the Sellers’ Representative to represent the Sellers with respect to the negotiation of this Agreement and to take all acts necessary to effect its closing and implementation, including, without limitation post-closing indemnification and the calculation of the Earn Outs. In the event he shall at any time be unable to, or shall notify the Sellers that he is unwilling to, continue to perform the duties of the Sellers’ Representative, the remaining Sellers shall promptly designate a successor Sellers’ Representative. The Sellers’ Representative may also be changed by the Sellers at any time and from time to time upon written notice to the Buyer signed by any number of the Sellers, who, in the aggregate, represent a majority of the Shares being sold hereunder. The Buyer shall have the right to rely on any such notice without any duty of inquiry as to whether the new Sellers’ Representative was duly appointed by the Sellers.

    (b)        A decision, act, consent or instruction of the Sellers’ Representative shall constitute a decision of all the Sellers and shall be final and binding upon each such Seller, and the Buyer and Parent may rely upon any decision, act, consent or instruction of the Sellers’ Representative as being the decision, act, consent or instruction of every Seller. The Buyer and Parent are hereby relieved from any liability to any Person for any acts done by the Buyer and Parent in accordance with such decision, act, consent or instruction of the Sellers’ Representative, except for liability arising out of fraud, gross negligence or bad faith under this Agreement.

    (c)        In dealing with this Agreement and in exercising or failing to exercise all or any of the powers conferred upon the Sellers’ Representative hereunder, (i) the Sellers’ Representative shall not assume any, and shall incur no, responsibility to any Seller by reason of any error in judgment or other act or omission performed or omitted in connection with this Agreement, excepting only responsibility for any act or failure to act which represents gross negligence or willful misconduct, and (ii) the Sellers’ Representative shall be entitled to rely on the advice of counsel, public accountants or other independent experts experienced in the matter at issue, and any error in judgment or other act or omission of the Sellers’ Representative pursuant to such advice shall not subject the Sellers’ Representative to liability to any Seller. The Sellers shall severally indemnify the Sellers’ Representative and hold him harmless against any loss, liability or expense incurred without gross negligence, willful misconduct or bad faith on his part and arising out of or in connection with the acceptance or administration of his duties hereunder.

    (d)        All of the indemnities, immunities and powers granted to the Sellers’ Representative under this Agreement shall survive the termination of this Agreement.

    12.3.        Notices. All notices to be given pursuant to this Agreement to any party must be in writing and will be deemed to have been validly given:

    (a)        if delivered by hand to such party (if an individual) or to an officer or agent of such party at its address given below; or

    (b)        if delivered by facsimile transmission, to such party at its address given below.

        The address of each party for the purposes of this Agreement is as follows:

If to the Sellers, then to the Sellers’ Representative:

Warburg Pincus Ventures, L.P.
466 Lexington Avenue
10th Floor
New York, NY 10017
Attention: Stewart K.P. Gross

With a copy to:

Flatiron Credit Company, Inc.
600 Seventeenth Street, Suite 1900S
Denver, CO 80202
(303) 571-1811 (Fax)
Attention: Robert A. Pinkerton

and

Kutak Rock LLP
1801 California Street, Suite 3100
Denver, CO 80202-2626
(303) 292-7799 (Fax)
Attention: Robert Ahrenholz, Esq.

41

and

Willkie Farr & Gallagher
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8111 (Fax)
Attention: Gordon Caplan, Esq.

If to the Buyer:

Hudson United Bank
1000 MacArthur Blvd.
Mahwah, NJ 07430
(201) 236-2649 (Fax)
Attention: D. Lynn Van Borkulo-Nuzzo, Esq.
Executive Vice President & Corporate Secretary

With a copy to:

Pitney, Hardin, Kipp & Szuch LLP
Mail to:
P.O. Box 1945
Morristown, NJ 07962-1945
Delivery to:
200 Campus Drive
Florham Park, NJ 07962-0950
(973) 966-1550 (Fax)
Attention: Ronald H. Janis, Esq.

        Either party may by notice to the other change its address for notice and will so change its address for notice whenever its existing address for notice ceases to be adequate for delivery both by hand and by facsimile.

        Notices so given will be deemed to be given and received:

    (c)        on the date of delivery, if delivered by hand; and

    (d)        24 hours from the time of the transmission if sent by facsimile.

    12.4.        Assignment. This Agreement and all provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any right, interest, or obligation hereunder may be assigned by any party hereto without the prior written consent of the other party, and provided that no party hereto or successor or assignee has the ability to subrogate any other person to any right or obligation under this Agreement.

    12.5.        Entire Agreement. This Agreement (including the exhibits and schedules hereto, the Seller Disclosure Schedule and the Confidentiality Agreement attached as Annex A hereto) embody the entire agreement and understanding of the parties with respect to the transactions contemplated hereby and thereby and supersede all prior written or oral commitments, arrangements or understandings with respect thereto. There is no restriction, agreement, promise, warranty, covenant or undertaking with respect to the transactions contemplated hereby and thereby other than those expressly set forth herein or therein.

    12.6.        Amendment, Waiver.

    (a)        This Agreement may only be amended or modified in writing signed by the party or parties against whom enforcement of any such amendment or modification is sought.

    (b)        Any party hereto may, by an executed instrument in writing, waive compliance with any term or provision of this Agreement on the part of such other party or parties hereto. The waiver by any party hereto of a breach of any term or provision of this Agreement will not be construed as a waiver of any subsequent breach.

    12.7.        Counterparts. This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and each of which will be deemed an original.

    12.8.        Governing Law, Jurisdiction. This Agreement will be governed by the laws of the State of New York (regardless of the laws that might be applicable under principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect and performance. The parties hereto irrevocably elect as the sole judicial forum for the adjudication of any matters arising under or in connection with this Agreement, and consent to the jurisdiction of, the courts of the County of New York, State of New York or the United States of America for the Southern District of New York.

    12.9.        Severability. If any one or more of the provisions of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement will not be affected thereby, and the Sellers and the Buyer will use their reasonable efforts to substitute one or more valid, legal and enforceable provisions which insofar as practicable implement the purposes and intent hereof. To the extent permitted by applicable law, each party waives any provision of law which renders any provision of this Agreement invalid. illegal or unenforceable in any respect.

    12.10.        No Third Person Beneficiaries. This Agreement is not intended to confer upon any other Person other than the parties hereto, any rights or remedies hereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.
WARBURG PINCUS VENTURES L.P. By: STEWART GROSS —————————————— Name: Stewart Gross Title: Partner, Warburg Pincus-Co., General Partner

THOMAS A. COOPER —————————————— Thomas A. Cooper

ROBERT A. PINKERTON —————————————— Robert A. Pinkerton

BRUCE I. LUNDY —————————————— Bruce I. Lundy

Solely for purposes of the sale of its/his Shares pursuant to Section 2.1, the allocations of the proceeds of such sale in Section 2.2(i) and Schedule A hereto, and the representation and warranty contained in Section 4.2 (and not for any other purposes, including, without limitation, the making of any other representations and warranties herein or the indemnification provisions in Section 11):

NEWMAN MORTGAGE SECURITIES, INC. By: DAVID SMITH —————————————— Name: David Smith Title: Executive V.P.

DAVID SMITH —————————————— David Smith

HUDSON UNITED BANK By: WILLIAM A. HOULIHAN —————————————— Name: William A. Houlihan Title: Executive Vice President and Chief Financial Officer

Exhibit A

EMPLOYMENT AGREEMENT
OF ROBERT A. PINKERTON

THIS EMPLOYMENT AGREEMENT (this “Agreement”) dated as of July ___, 2003, by and among Hudson United Bank (“HUB”), Flatiron Credit Company, Inc. (the “Company”) and Robert A. Pinkerton (the “Executive”), whose home address is 7921 South Adams Way, Littleton, CO 80122.

WITNESSETH:

                 WHEREAS, HUB, subject to and in accordance with an Acquisition Agreement, dated as of July ___, 2003 (the “Acquisition Agreement”) will acquire the Company (the “Acquisition”) and the Company will become a wholly owned subsidiary of HUB; and

                WHEREAS, prior to such acquisition the Executive is a shareholder of the Company and the Chief Executive Officer of the Company; and

                WHEREAS, HUB desires that Executive, subject to the terms and conditions of this Agreement, serve as the Chief Executive Officer of the Company performing substantially the same duties as he performed prior to the acquisition by HUB; and

                WHEREAS, Executive, subject to the terms and conditions of this Agreement, agrees to be employed by the Company;

                NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the parties hereby agree as follows:

                Section 1. Effectiveness and Term of Agreement. This Agreement shall become effective simultaneous with the closing of the Acquisition (the “Effective Date”) and, subject to earlier termination as specified herein, shall continue until the third anniversary of such closing, and, thereafter, shall automatically renew for successive one-year periods (collectively, the “Term”).

                Section 2. Position and Duties. During the Term, the Executive shall serve as the Chief Executive Officer of the Company and shall report directly to Thomas Shara, Executive Vice President and Senior Lending Officer of HUB and Chairman of the Company’s Board of Directors, or his successor in office. The Executive shall have such powers and duties, commensurate with such position, as the Chairman Board of Directors of the Company shall from time to time delegate to the Executive on such terms and conditions and subject to such restrictions as the Chairman may from time to time impose. During the Term, the Executive shall devote all of his working time, attention, skill and efforts exclusively to the business and affairs of the Company and its subsidiaries and affiliates. Notwithstanding the foregoing, the Executive may engage in charitable, educational, religious, civic and similar types of activities, speaking engagements, membership on the board of directors of other organizations, and similar activities to the extent that such activities do not hinder or interfere with the performance of the Executive’s duties hereunder or conflict in any material way with the business of the Company, its subsidiaries or affiliates.

                The Executive represents that he currently maintains, and throughout the Term the Executive shall maintain and obtain all licenses, permits, and approvals from, and make all filings with and provide notices to, all federal, state, and local governments and agencies as are applicable to him as an individual and officer and/or executive of the Company, which are necessary, appropriate, or desirable for the conduct of the Company’s business. The Executive has not had any license, permit, approval, or application therefore revoked, denied, rescinded, or otherwise voided, and has not been the subject of any disciplinary or judicial action, proceedings, or sanctions with any federal or state regulatory agency or concerning any laws or regulations applicable to the business or the Company. Executive represents there are no limitations or restrictions on his ability to perform the services hereunder.

                 Section 3. Compensation. For all services rendered by the Executive in any capacity required hereunder during the Term, including, without limitation, services as an executive officer, director, or member of any committee of the Company or any of its subsidiaries or affiliates, the Executive shall be compensated as follows:

                (a)        The Company shall pay the Executive a fixed salary (the “Base Salary”) during the Term at the rate of Two-Hundred Fifty Thousand Dollars ($250,000.00) per annum. The Executive’s Base Salary shall be paid in accordance with the Company’s regular payroll practice. The Executive shall be considered annually for an increase in the Executive’s Base Salary based on such factors as the Board and the Chairman may deem appropriate consistent with the overall policies of HUB for officer base salary raises. In addition to the Base Salary, starting in 2004 the Executive shall be entitled to an annual (January through December) bonus of One-hundred Thousand Dollars ($100,000.00) if target objectives set annually between the Company and the Executive have been achieved. Target objectives shall include Hudson United Bank and Flatiron Credit Company performing at an acceptable level, in addition to the more specific objectives established for the Executive. Any bonus earned will be paid at the time annual bonuses for the same period are paid to executives of HUB.

                (b)        During the Term, the Executive will be eligible to participate in HUB’s, or substantially similar, employee benefit plans with respect to medical expenses, dental expenses, 401k matching reimbursements, pensions, and tuition reimbursement, as may, from time to time, be generally made available by HUB to its employees with similar duties and responsibilities; provided, however, there is no assurances that HUB will continue and not change or terminate any such benefit plan. The Executive will receive credit with respect to such plans for prior years of service with the Company for purposes of determining eligibility to participate, and vesting, if applicable.

                (c)        The executive shall be entitled to 20 days paid vacation each calendar year.

                (d)        During the Term, the Executive may be considered, based on performance standards as may be determined from time to time, for and provided stock option grants, restricted stock and bonuses in the same manner that HUB employees with similar duties and responsibilities may be granted stock options, restricted stock and bonuses; provided, however, there is no assurance that HUB will grant any such employee any stock options, restricted stock or bonuses.

                Section 4. Business Expenses. The Company shall pay or reimburse the Executive for all reasonable entertainment, travel or other expenses incurred by the Executive in connection with the performance of his duties under this Agreement and in accordance with the expense reimbursement policies established from time to time by HUB, subject in each instance to the Executive’s presentation of appropriate itemized documentation in accordance with such procedures as HUB may from time to time establish.

                Section 5. Termination of Employment.

                (a)        The Company shall have the right, upon delivery of written notice to the Executive, to terminate the Executive’s employment hereunder prior to the expiration of the Term:

                            (i)        pursuant to a Termination for Cause,

                            (ii)         upon the Executive’s Disability, or

                            (iii)        pursuant to a Without Cause Termination.

                (b)        The Executive shall have the right, upon delivery of written notice to the Company, to immediately terminate the Executive’s employment hereunder prior to the expiration of the Term pursuant to a Termination for Good Reason.

                (c)        The Executive’s employment hereunder shall terminate automatically without action by any party hereto upon the Executive’s death.

                (d)        For purposes of this Agreement, the following terms have the following meanings:

“Termination for Cause” means a termination of the Executive’s employment by the Company because the Executive has (a) materially failed to perform the duties assigned to him hereunder or imposed upon him by applicable law, and such failure to perform constitutes self-dealing, willful misconduct or recklessness, (b) committed an act of dishonesty in the performance of his duties hereunder or engaged in conduct materially detrimental to the business of the Company, (c) been convicted of, or entered a plea of no contest with respect to a felony, (d) willfully and materially failed to perform his duties hereunder, which breach or failure the Executive shall fail to remedy within ten (10) days after written demand from the Company, which demand contains a reasonably detailed description of the alleged material failure, or (e) willfully failed to follow lawful, written directives of the Board. No act or failure to act on the part of the Executive shall be considered willful unless done, or omitted to be done, by the Executive not in good faith and without reasonable belief that the action or omission was in the best interest of the Company.

“Without Cause Termination” means a termination of the Executive’s employment by the Company other than due to Disability, retirement or expiration of the Term and other than a Termination for Cause.

“Disability” means permanently disabled so as to qualify for full benefits under the Company’s then-existing disability insurance policy or the inability of the Executive to work and fulfill all of his duties for a period of three full calendar months during any six consecutive calendar months due to illness or injury of a physical or mental nature.

                               “Termination for Good Reason” means termination by the Executive based on any of the following, if taken without Executive’s express written consent:

                                (i)         The assignment to Executive of any material duties inconsistent with, or the material reduction of authority, powers or responsibilities associated with, Executive’s position, title, duties, responsibilities and status with the Company under this Agreement, unless the Executive’s new title, duties and responsibilities are accepted in writing by the Executive, in the sole discretion of the Executive.

                                (ii)         The Company’s transfer of Executive’s principal office location to another geographic location more than 25 miles from Denver, Colorado.

                                (iii)         The material failure by the Company to perform any provision of this Agreement and the failure of the Company to remedy such failure within ten (10) days after written demand from the Executive to cure such material failure, which demand contains a detailed description of the alleged material failure.

                                (iv)         Any purported termination of Executive’s employment by the Company during the term of this Agreement which is not effected pursuant to all of the requirements of this Agreement; and, for purposes of this Agreement, no such purported termination shall be effective.

                 Section 6. Benefits Upon Termination.

                 (a)        In lieu of any amounts that may otherwise be payable to the Executive pursuant to any severance or similar policies of the Company, whether existing on the date hereof or in effect from time to time hereafter, in the event that the Company terminates the Executive’s employment pursuant to a Without Cause Termination or the Executive’s termination of his employment pursuant to a Termination for Good Reason, the Company shall continue to pay the Executive’s Base Salary for the remainder of the Term or for one year from the date of termination, whichever is longer (the “Severance Period”). The Executive also shall be entitled to any earned but unpaid Base Salary as of the effective date of termination of employment. No other payments shall be made, or benefits provided, by the Company under this Agreement except as otherwise required by law or the Company’s benefit plans.

                 (b)        In the event that the Company terminates the Executive’s employment pursuant to a Disability, the Company shall pay the Executive any earned but unpaid Base Salary as of the effective date of termination of employment plus an amount equal to one-half (1/2) of the Executive’s annual Base Salary immediately prior to the Disability. No other payments shall be made, or benefits provided, by the Company under this Agreement except as otherwise required by law or the Company’s benefit plans.

                 (c)        In the event that the Company terminates the Executive’s employment pursuant to a Termination for Cause or the Executive terminates his employment with the Company (including, without limitation, pursuant to any retirement) but did not terminate his employment for Good Reason, the Company shall pay the Executive any earned but unpaid Base Salary as of the effective date of termination of employment. No other payments shall be made, or benefits provided, by the Company under this Agreement or otherwise except to the extent required by law or HUB’s benefit plans.

                 (d)        In the event that the Executive’s employment hereunder is terminated due to the Executive’s death, the Company shall pay the Executive’s executor or other legal representative (the “Representative”) any earned but unpaid Base Salary as of the date of termination of employment plus an amount equal to one-half (1/2) of the Executive’s Base Salary immediately prior to the Executive’s death. No other payments shall be made, or benefits provided, by the Company whether under this Agreement or otherwise except to the extent required by law or the Company’s benefit plans.

                 (e)        Any payments to be made or benefits to be provided by the Company pursuant to this Section 6 (other than in the event of the Executive’s death or Disability) are subject to the receipt by the Company of an effective general release and agreement not to sue, in a form reasonably satisfactory to the Company and the Executive (the “Release”) pursuant to which the Executive agrees (i) to release all claims against HUB, the Company, and certain related parties (excluding claims for (x) indemnification under the Company’s Certificate of Incorporation or by-laws or (y) any severance benefits payable hereunder), (ii) not to maintain any action, suit, claim or proceeding against HUB, the Company, or their respective subsidiaries and affiliates and certain related parties, and (iii) to be bound by certain confidentiality and mutual non-disparagement covenants specified therein. Notwithstanding the due date of any post-employment payment, the Company shall not be obligated to make any payments under this Section 6 until after the expiration of any revocation period applicable to the Release.

                 (f)        The Executive shall not be required to mitigate the severance payments to be made to him hereunder; provided, however, if the Executive is employed or retained, or obtains any employment or is retained by any other person or entity after the Restricted Period (as defined below) but while continuing to receiving severance payments hereunder, he shall continue to be entitled to the benefits of this Agreement, reduced by any amount received or due with respect to such employment or retention.

                 Section 7. Change-In-Control.

                 (a)        If within one year after a Change in Control the Executive resigns pursuant to a “Termination For Good Reason After a Change in Control” or if the Company terminates the Executive’s employment pursuant to a Without Cause Termination, the Company shall, as promptly as practical but in no event later than ten (10) business days after the termination of employment pay the Executive a lump sum (the “Lump Sum”) equal to the annual Base Salary paid to the Executive immediately prior to the Change in Control plus the amount of bonus paid to the Executive the year immediately prior to the Change in Control. For these purposes, any deferral of salary or bonus by the Executive under the Company’s 401(k) plan or otherwise shall be included in salary.

                 (b)        For purposes of this Section 7, the following terms shall have the following meanings:

                 “Change in Control” shall mean (A) any merger, consolidation, or combination of the Company, or (B) any sale of all or substantially all of the assets of the Company, or (C) any sale of common stock, other equity or ownership interest, or voting securities in the Company, but only if such event under (A), (B), or (C) results in any person or entity which is not an Affiliate of the Company gaining Control of the Company. Any change in control of HUB or its parent shall not be a Change in Control hereunder.

                 “Affiliate” of the Company means any entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the Company.

                 “Control”, with respect to an entity, means the ability, directly or indirectly, through one or more intermediaries, to direct or cause the direction of the management of such entity, whether through ownership of voting securities or interests, by contract or otherwise.

                 “Termination for Good Reason After a Change of Control” means a termination by the Executive based on the occurrence of any of the following without the Executive’s prior written consent:

                 (a)        any one of the events giving rise to a right of the Executive to a Termination for Good Reason;

                 (b)        the failure of the Company to obtain from the successor entity to the Company the assumption in writing of the Company’s obligations under this Agreement.

                 Section 8. Non-Competition; Non-Solicitation; Confidentiality.

                 (a)        In addition to other terms defined in this Agreement, the following terms when used herein shall have the following meanings:

(i) “Competition” means the participation, directly or indirectly, in the business of insurance premium financing or the making of loans to other insurance premium financing companies.

                      (ii)        “Directly or indirectly” means as an individual, partner, shareholder, director, officer, principal, agent, employee, consultant, advisor, registered representative, associated person or in any other relationship or capacity.

(iii) “Person” means an individual, corporation, limited liability company, partnership, joint venture, trust, incorporated or unincorporated association, governmental authority or other entity.

                      (iv)        “Restricted Period” means (A) the period of time during which the Executive is employed by the Company, and (B) in the case of the voluntary termination of employment hereunder by the Executive, or a Termination for Cause by the Company, for a period beginning on the effective date of such termination and ending on the third anniversary of the Effective Date, and (C) following any termination of this Agreement, an additional period (the “Additional Period”) chosen by the Company of up two (2) years after the later of the date of termination or the last day of the period under (B) above, conditioned upon the Company continuing to pay the Executive during the Additional Period the Executive’s then Base Salary during the Additional Period chosen.

(v) “Restricted Territory” means the United States of America.

(vi) “HUB”, solely for purposes of this Section 8, means Hudson United Bancorp or any direct or indirect subsidiary of HUB, including, but not limited to, HUB and the Company.

                 (b)        During the Restricted Period, Executive shall not, directly or indirectly, for himself or on behalf of, or for the benefit of, any other Person, or assist any other Person to, engage in any Competition in any of the Restricted Territory; provided, however, that Executive may, without violating this covenant, own as a passive investment not in excess of 1% of the outstanding capital stock of a corporation which engages in Competition if such capital stock is a security which is actively traded on an established national securities exchange or is listed on NASDAQ or another established “over-the-counter” market.

                 (c)        During the Restricted Period, Executive shall not, directly or indirectly, for himself or on behalf of, or for the benefit of, any other Person, or assist any other Person to, recruit, employ, hire, or retain any person who is, or during the then twelve (12) calendar months prior was, employed by HUB (any such Person is referred to as a “HUB Employee”), or solicit, or induce, or attempt to solicit or induce, any HUB Employee to leave his or her employment with HUB. Notwithstanding the foregoing, HUB shall consider in good faith any request by Executive to waive this provision as to any HUB Employee whose employment has been terminated by HUB.

                 (d)         During the Restricted Period, Executive shall not, directly or indirectly, for himself or on behalf of, or for the benefit of, any other Person, or assist any other Person to, solicit, contact, divert, or take away, or attempt to divert or take away, any of the customers or sources of customers of HUB or the business of any such customers or source of customers, or in any way hinder, interfere with, disrupt or attempt to hinder, interfere with, or disrupt any then-existing relationships between HUB and any of its customers or source of customers with whom Executive shall deal. The Executive acknowledges that due to the Executive’s position with the Company and relationship with the Company’s customers and sources of customers, the Executive has developed special and unique relationships and contacts for customers, and that it would be unfair and harmful to HUB if the Executive were to take advantage of such contacts and relationships.

                 (e)         Executive shall not during the term of this Agreement or at any time thereafter (except with respect to information which becomes generally known in the industry through no fault of Executive, is part of public knowledge or literature or is lawfully received by Executive from a third party not subject to an obligation of confidentiality with respect thereto) use for the benefit of the Executive or any Person whatsoever or disclose to any Person whatsoever any confidential or proprietary information of HUB which he may have acquired heretofore or may hereafter acquire relating to the business of the Company or the business of HUB, including but not limited to, information relating to the business, accounts, financial dealings, transactions, trade secrets, intangible property, customer lists, list of contacts or sources of customers, plans and proposals of the Company or HUB, whether or not marked or otherwise identified as confidential or secret except as authorized by HUB or the Company.

                 (f)         Executive acknowledges that, in view of the nature of the business objectives of HUB in acquiring the Company and the executive and managerial duties and responsibilities of the Executive as a member of the Company’s senior management group, the restrictions contained in Paragraphs (b) through (e) hereof are reasonably necessary to protect the legitimate business interests of HUB and the Company and that any violation of such restrictions will result in irreparable injury to HUB and the Company for which damages will not be an adequate remedy. Executive therefore acknowledges and agrees that, in addition to any other remedies available, HUB and the Company shall be entitled to obtain preliminary and permanent injunctive relief (without the requirement of posting a bond or any other security) to secure specific performance of such restrictions and covenants provided under paragraphs (b) through (e) and to prevent a breach or contemplated breach thereof, all without the necessity of proving any actual damages. The Executive shall provide the Company a full accounting of all profits and proceeds received by the Executive as a result of or in connection with a breach of this Agreement. The Executive hereby agrees to indemnify and hold harmless the Company from and against any liability, damages, and reasonable costs and expenses incurred by the Company as a result of any breach of paragraphs (b) through (e) above and in enforcing and preserving the Company’s and HUB’s rights under such paragraphs, including, without limitation, reasonable attorneys fees.

                 (g)         The rights and remedies of HUB and the Company hereunder are not exclusive of, or limited by, or in limitation of, any other rights or remedies which they may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative.

                 (h)        Should any provision of this Agreement or part thereof be held under any circumstances in any jurisdiction to be invalid or unenforceable for any reason, including, without limitation, because of its geographic or business scope or duration, such provision shall be construed (e.g., by state boundaries or other geographic limits or by year or monthly time durations) in such a way as to make it valid and enforceable to the maximum extent possible in such jurisdictions. Any invalidity or unenforceability of any provision in this Agreement in any jurisdiction shall not affect the validity or enforceability of such provision in any other jurisdiction or of any other provision or other part of any such other provision of this Agreement, in such jurisdiction, or any other agreement or instruments.

                 (i)        If the Executive violates any of the restrictions contained in subparagraphs (b), (c), or (d), the applicable restriction period for such subparagraph shall be increased by a period of time equal to the period from the commencement of such violation until such violation shall be cured by the Executive to the reasonable satisfaction of the Company.

                 (j)        The rights of HUB and the Company hereunder may be waived only by a writing signed by an officer of Hudson United Bank expressly setting forth the rights so waived and the matters as to which they are so waived, and any such waiver shall be limited to the matters expressly set forth in such writing. No failure or delay of HUB or the Company in enforcing any of its rights hereunder at any time shall constitute or evidence any waiver of such rights.

                 (k)        The provisions of this Section 8 shall survive the termination of the Executive’s employment by the Company and shall survive the expiration of the Term of this Agreement.

                 Section 9. Return of Company Property. Upon the cessation (for any reason) of the Executive's employment by the Company:

                 (a)     To the extent within the Executive’s possession or control, the Executive shall deliver to the Company or its authorized representative all documents, memorandums, drawings, software, note books, files, databases, figures, calculations, letters, papers, CDROMs, discs, statistics, or items of or containing any Confidential Information or any copies thereof, or any information or instruments derived therefrom, or any other similar documents or information of any type or description, however such information might be obtained or recorded and on whatever medium such information may be contained, arising out of or in any way relating to the business or affairs of the Company or obtained as a result of or in connection with the Executive’s employment by the Company.

                 (b)     The Executive shall not represent himself or herself as being in any way connected with or interested in the business of the Company.

                 Section 10. Inventions; Works-for-Hire.

                 (a)        Any inventions, discoveries, improvements, and enhancements or any portion thereof (including, without limitation, any current and projected software programs, designs, specifications, database models, testing procedures, diagrams and flow charts, and techniques) that the Executive may conceive, make, or invent, either solely or jointly with any other person or persons, at any time during the period of the Executive’s employment by the Company, whether during or outside business hours, whether or not on the Company’s premises, whether at the request or upon the suggestion of the Company or otherwise, and whether or not patentable or copyrightable, which are related to or useful in any way with (i) the Executive’s employment, or (ii) knowledge or information acquired by the Executive in the Executive’s employment, or (iii) work or tests carried out by the Company, or (iv) the present or prospective business, work or investigations of the Company or (v) any business planned during the period of the Executive’s employment by the Company or within one (1) year thereafter planned to be conducted by the Company, or (vi) work the Executive performs with the use of any equipment, facilities, materials or personnel of the Company (any such invention, discovery, improvement, concept, enhancement, idea, program or portion thereof being hereinafter referred to as a “Covered Invention”), shall fully, freely and immediately be communicated by the Executive to the Company and shall belong to and be the Company’s sole and exclusive property, and except as may be necessary to comply with any of the Company’s requirements under the following subparagraphs, the Executive shall not at any time, whether during the Executive’s employment or after its cessation, apply for any letters patent, design, registration, copyright, trademark, mask work right or other form of protection whatever (hereinafter collectively referred to as “Patents”) in the United States of America or elsewhere for any Covered Invention.

                 (b)         Without limiting any other provision of this Agreement, any Covered Invention of the Company qualifying for protection under the copyright laws of the United States shall be considered “works made for hire” under such copyright laws, and shall be the sole and exclusive property of the Company.

                  (c)        The Executive hereby irrevocably assigns, to the Company or the Company’s designee, any right, title or interest the Executive now has or may hereafter acquire in and to all Covered Inventions and to any patent, copyright, trademark, mask work right or other proprietary or intellectual property right or interest in such Covered Inventions, and the Company and its assigns shall be the sole owner of all patents, copyrights, trade secrets, mask work rights and other proprietary or intellectual property right or interest in connection with such Covered Inventions. The Executive hereby irrevocably appoints the Company, both during the Executive’s employment and thereafter, to be the Executive’s attorney in the Executive’s name and on the Executive’s behalf to execute all such instruments and do all such things and generally to use the Executive’s name for the purpose of assuring to the Company (or its designee) the full benefit of the provisions of this Section 10. A certificate in writing signed by the Company that any interest or act falls within the authority hereby conferred shall be conclusive evidence that this is the case. The Executive agrees to assist the Company and its designee in every proper way to obtain and from time to time enforce patents, copyrights, trade secrets, mask work rights and all other proprietary and intellectual property rights and interests in all Covered Inventions in any and all countries, and to that end the Executive will execute and deliver or procure the execution and delivery of all documents and other papers and materials for use in applying for, obtaining and enforcing such patents, copyrights, trademarks, mask work rights and other proprietary and intellectual property rights and interests, as the Company may request in writing, together with any assignments thereof to the Company or persons designated by it; provided, however, that if the Executive is required to take any action after the Executive’s employment with the Company, the Company will pay the Executive a reasonable fee for the Executive’s time spent on its behalf and will reimburse the Executive for all reasonable and ordinary out of pocket expenses incurred therewith.

                 Section 11. Non-Disparagement. The Executive agrees that the Executive will not at any time make any statement, observation or opinion, or communicate any information (whether written or oral) that is likely to come to the attention of any customer, source of customers, or employee of the Company or any member of the media, which statement is derogatory of or casts in a negative light the Company or its officers, directors or employees or otherwise engage in any activity which is adverse to the interests of the Company.

                 Section 12. Withholdings. The Company may directly or indirectly withhold from any payments made under this Agreement all federal, state, city or other taxes and all other deductions as shall be required pursuant to any law or regulation or pursuant to any contributory benefit plan maintained by or on behalf of the Company.

                 Section 13. Notices. All notices, requests, demands and other communications required or permitted hereunder shall be given in writing and shall be deemed to have been duly given if delivered or mailed, postage prepaid, by same day or overnight mail (i) if to the Executive, at the address set forth above, or (ii) if to HUB and the Company, as follows:

                  Hudson United Bank
                  1000 MacArthur Boulevard
                  Mahwah, NJ 07430
                  Attn: President

                 With a copy to:

                  Hudson United Bank
                 1000 MacArthur Boulevard
                 Mahwah, NJ 07430
                 Attn: General Counsel

or to such other address as either party shall have previously specified in writing to the other.

                 Section 14. Binding Agreement; Assignment. This Agreement shall be binding upon the Executive, the Executive’s heirs, executors, and administrators and shall be binding upon and inure to the benefit of HUB and the Company and its successors and assigns. This Agreement is personal to the Executive and may not be assigned by him. Each of HUB and/or the Company may assign its rights and obligations under this Agreement in connection with a sale of all or substantially all of the business of HUB and/or the Company. Any successor to HUB or the Company by merger or consolidation shall be entitled to the benefits of this Agreement.

                 Section 15. Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New Jersey, without reference to the choice of law principles thereof.

                 Section 16. Dispute Resolution. At the option of either HUB or the Company, on one hand, or the Executive, on the other hand, any dispute, controversy or question arising under, out of or relating to this Agreement, the Executive’s employment or termination of employment, including but not limited to any and all statutory claims involving workplace discrimination or wrongful discharge, but excluding claims pursuant to Section 8 hereof, shall be referred for decision by arbitration in the State of Colorado by a neutral arbitrator mutually selected by the parties hereto. Any arbitration proceeding shall be governed by the Rules of the American Arbitration Association then in effect or such last in effect (in the event such Association is no longer in existence). If the parties are unable to agree upon such a neutral arbitrator within twenty-one (21) days after either party has given the other written notice of the desire to submit the dispute, controversy or question for decision as aforesaid, then either party may apply to the American Arbitration Association for a final and binding appointment of a neutral arbitrator; however, if such Association is not then in existence or does not act in the matter within forty-five (45) days of any such application, either party may apply to a judge of the local court where the Company is headquartered for an appointment of a neutral arbitrator to hear the parties and such judge is hereby authorized to make such appointment. In the event that either party exercises the right to submit a dispute, controversy or question arising hereunder to arbitration, the decision of the neutral arbitrator shall be final, conclusive and binding on all interested persons and no action at law or in equity shall be instituted or, if instituted, further prosecuted by either party other than to enforce the award of the neutral arbitrator. The award of the neutral arbitrator may be entered in any court that has jurisdiction. The Executive and the Company shall each bear all their own costs (including the fees and disbursements of counsel) incurred in connection with any such arbitration and shall each pay one-half of the costs and fees of any arbitrator.

                 Section 17. Entire Agreement. This Agreement shall constitute the entire agreement among the parties with respect to the matters covered hereby and shall supersede all previous written, oral or implied understandings among them with respect to such matters, including, without limitation, the Employment Agreement between Flatiron Credit Co., Inc. and Robert A. Pinkerton, dated June 26, 1997, which is hereby terminated and made null and void.

                 Section 18. Amendments. This Agreement may only be amended or otherwise modified, and compliance with any provision hereof may only be waived, by a writing executed by all of the parties hereto. The provisions of this Section 18 may only be amended or otherwise modified by such a writing.

                 Section 19. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which shall together be deemed to constitute one and the same instrument.

                 Section 20. Executive’s Acknowledgement. THE EXECUTIVE UNDERSTANDS THE TERMS AND CONDITIONS OF THIS EMPLOYMENT AGREEMENT. THE EXECUTIVE REPRESENTS AND ACKNOWLEDGES THAT THE EXECUTIVE HAS HAD THE OPPORTUNITY TO OBTAIN AND HAS SOUGHT AND OBTAINED THE ADVICE OF AN OUTSIDE LEGAL ADVISOR AND THAT THE EMPLOYEE IS NOT RELYING ON THE COMPANY, HUB OR THE COMPANY’S OR HUB’S LEGAL COUNSEL FOR ANY LEGAL ADVICE IN CONNECTION THEREWITH.

                 IN WITNESS WHEREOF, the Company and HUB have caused this Agreement to be duly executed by the undersigned, thereunto duly authorized, and the Executive has signed this Agreement, all as of the date first written above.

WITNESS —————————————— Secretary	HUDSON UNITED BANK By: ——————————————

—————————————— Secretary	FLATIRON CREDIT COMPANY, INC. By: —————————————— —————————————— EXECUTIVE

Exhibit B

EMPLOYMENT AGREEMENT
OF BRUCE I. LUNDY

THIS EMPLOYMENT AGREEMENT (this “Agreement”) dated as of July ___, 2003, by and among Hudson United Bank (“HUB”), Flatiron Credit Company, Inc. (the “Company”) and Bruce I. Lundy (the “Executive”), whose home address is 100 South Deframe Way, Golden, CO 80401 .

WITNESSETH:

        WHEREAS, HUB, subject to and in accordance with an Acquisition Agreement, dated as of July ___, 2003 (the “Acquisition Agreement”) will acquire the Company (the “Acquisition”) and the Company will become a wholly owned subsidiary of HUB; and

        WHEREAS, prior to such acquisition the Executive is a shareholder of the Company and the Chief Executive Officer of the Company; and

        WHEREAS, HUB desires that Executive, subject to the terms and conditions of this Agreement, serve as the Chief Executive Officer of the Company performing substantially the same duties as he performed prior to the acquisition by HUB; and

        WHEREAS, Executive, subject to the terms and conditions of this Agreement, agrees to be employed by the Company;

        NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the parties hereby agree as follows:

        Section 1. Effectiveness and Term of Agreement. This Agreement shall become effective simultaneous with the closing of the Acquisition (the “Effective Date”) and, subject to earlier termination as specified herein, shall continue until the third anniversary of such closing, and, thereafter, shall automatically renew for successive one-year periods (collectively, the “Term”).

        Section 2. Position and Duties. During the Term, the Executive shall serve as the President of the Company and shall report directly to Robert Pinkerton, Chief Executive Officer of the Company, or his successor in office. The Executive shall have such powers and duties, commensurate with such position, as the Chairman Board of Directors of the Company shall from time to time delegate to the Executive on such terms and conditions and subject to such restrictions as the Chairman may from time to time impose. During the Term, the Executive shall devote all of his working time, attention, skill and efforts exclusively to the business and affairs of the Company and its subsidiaries and affiliates. Notwithstanding the foregoing, the Executive may engage in charitable, educational, religious, civic and similar types of activities, speaking engagements, membership on the board of directors of other organizations, and similar activities to the extent that such activities do not hinder or interfere with the performance of the Executive’s duties hereunder or conflict in any material way with the business of the Company, its subsidiaries or affiliates.

        The Executive represents that he currently maintains, and throughout the Term the Executive shall maintain and obtain all licenses, permits, and approvals from, and make all filings with and provide notices to, all federal, state, and local governments and agencies as are applicable to him as an individual and officer and/or executive of the Company, which are necessary, appropriate, or desirable for the conduct of the Company’s business. The Executive has not had any license, permit, approval, or application therefore revoked, denied, rescinded, or otherwise voided, and has not been the subject of any disciplinary or judicial action, proceedings, or sanctions with any federal or state regulatory agency or concerning any laws or regulations applicable to the business or the Company. Executive represents there are no limitations or restrictions on his ability to perform the services hereunder.

        Section 3. Compensation. For all services rendered by the Executive in any capacity required hereunder during the Term, including, without limitation, services as an executive officer, director, or member of any committee of the Company or any of its subsidiaries or affiliates, the Executive shall be compensated as follows:

    (a)        The Company shall pay the Executive a fixed salary (the “Base Salary”) during the Term at the rate of Two-Hundred Fifty Thousand Dollars ($250,000.00) per annum. The Executive’s Base Salary shall be paid in accordance with the Company’s regular payroll practice. The Executive shall be considered annually for an increase in the Executive’s Base Salary based on such factors as the Board and the Chairman may deem appropriate consistent with the overall policies of HUB for officer base salary raises. In addition to the Base Salary, starting in 2004 the Executive shall be entitled to an annual (January through December) bonus of One-hundred Thousand Dollars ($100,000.00) if target objectives set annually between the Company and the Executive have been achieved. Target objectives shall include Hudson United Bank and Flatiron Credit Company performing at an acceptable level, in addition to the more specific objectives established for the Executive. Any bonus earned will be paid at the time annual bonuses for the same period are paid to executives of HUB.

    (b)        During the Term, the Executive will be eligible to participate in HUB’s, or substantially similar, employee benefit plans with respect to medical expenses, dental expenses, 401k matching reimbursements, pensions, and tuition reimbursement, as may, from time to time, be generally made available by HUB to its employees with similar duties and responsibilities; provided, however, there is no assurances that HUB will continue and not change or terminate any such benefit plan. The Executive will receive credit with respect to such plans for prior years of service with the Company for purposes of determining eligibility to participate, and vesting, if applicable.

    (c)        The executive shall be entitled to 20 days paid vacation each calendar year.

    (d)        During the Term, the Executive may be considered, based on performance standards as may be determined from time to time, for and provided stock option grants, restricted stock and bonuses in the same manner that HUB employees with similar duties and responsibilities may be granted stock options, restricted stock and bonuses; provided, however, there is no assurance that HUB will grant any such employee any stock options, restricted stock or bonuses.

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        Section 4. Business Expenses. The Company shall pay or reimburse the Executive for all reasonable entertainment, travel or other expenses incurred by the Executive in connection with the performance of his duties under this Agreement and in accordance with the expense reimbursement policies established from time to time by HUB, subject in each instance to the Executive’s presentation of appropriate itemized documentation in accordance with such procedures as HUB may from time to time establish.

      Section 5. Termination of Employment.

    (a)        The Company shall have the right, upon delivery of written notice to the Executive, to terminate the Executive’s employment hereunder prior to the expiration of the Term:

(i) pursuant to a Termination for Cause,

(ii) upon the Executive’s Disability, or

(iii) pursuant to a Without Cause Termination.

    (b)        The Executive shall have the right, upon delivery of written notice to the Company, to immediately terminate the Executive’s employment hereunder prior to the expiration of the Term pursuant to a Termination for Good Reason.

    (c)        The Executive’s employment hereunder shall terminate automatically without action by any party hereto upon the Executive’s death.

    (d)        For purposes of this Agreement, the following terms have the following meanings:

“Termination for Cause” means a termination of the Executive’s employment by the Company because the Executive has (a) materially failed to perform the duties assigned to him hereunder or imposed upon him by applicable law, and such failure to perform constitutes self-dealing, willful misconduct or recklessness, (b) committed an act of dishonesty in the performance of his duties hereunder or engaged in conduct materially detrimental to the business of the Company, (c) been convicted of, or entered a plea of no contest with respect to a felony, (d) willfully and materially failed to perform his duties hereunder, which breach or failure the Executive shall fail to remedy within ten (10) days after written demand from the Company, which demand contains a reasonably detailed description of the alleged material failure, or (e) willfully failed to follow lawful, written directives of the Board. No act or failure to act on the part of the Executive shall be considered willful unless done, or omitted to be done, by the Executive not in good faith and without reasonable belief that the action or omission was in the best interest of the Company.

“Without Cause Termination” means a termination of the Executive’s employment by the Company other than due to Disability, retirement or expiration of the Term and other than a Termination for Cause.

“Disability” means permanently disabled so as to qualify for full benefits under the Company’s then-existing disability insurance policy or the inability of the Executive to work and fulfill all of his duties for a period of three full calendar months during any six consecutive calendar months due to illness or injury of a physical or mental nature.

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“Termination for Good Reason” means termination by the Executive based on any of the following, if taken without Executive’s express written consent:

    (i)               The assignment to Executive of any material duties inconsistent with, or the material reduction of authority, powers or responsibilities associated with, Executive’s position, title, duties, responsibilities and status with the Company under this Agreement, unless the Executive’s new title, duties and responsibilities are accepted in writing by the Executive, in the sole discretion of the Executive.

(ii) The Company’s transfer of Executive’s principal office location to another geographic location more than 25 miles from Denver, Colorado.

    (iii)               The material failure by the Company to perform any provision of this Agreement and the failure of the Company to remedy such failure within ten (10) days after written demand from the Executive to cure such material failure, which demand contains a detailed description of the alleged material failure.

    (iv)               Any purported termination of Executive’s employment by the Company during the term of this Agreement which is not effected pursuant to all of the requirements of this Agreement; and, for purposes of this Agreement, no such purported termination shall be effective.

      Section 6. Benefits Upon Termination.

    (a)        In lieu of any amounts that may otherwise be payable to the Executive pursuant to any severance or similar policies of the Company, whether existing on the date hereof or in effect from time to time hereafter, in the event that the Company terminates the Executive’s employment pursuant to a Without Cause Termination or the Executive’s termination of his employment pursuant to a Termination for Good Reason, the Company shall continue to pay the Executive’s Base Salary for the remainder of the Term or for one year from the date of termination, whichever is longer (the “Severance Period”). The Executive also shall be entitled to any earned but unpaid Base Salary as of the effective date of termination of employment. No other payments shall be made, or benefits provided, by the Company under this Agreement except as otherwise required by law or the Company’s benefit plans.

    (b)        In the event that the Company terminates the Executive’s employment pursuant to a Disability, the Company shall pay the Executive any earned but unpaid Base Salary as of the effective date of termination of employment plus an amount equal to one-half (1/2) of the Executive’s annual Base Salary immediately prior to the Disability. No other payments shall be made, or benefits provided, by the Company under this Agreement except as otherwise required by law or the Company’s benefit plans.

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    (c)        In the event that the Company terminates the Executive’s employment pursuant to a Termination for Cause or the Executive terminates his employment with the Company (including, without limitation, pursuant to any retirement) but did not terminate his employment for Good Reason, the Company shall pay the Executive any earned but unpaid Base Salary as of the effective date of termination of employment. No other payments shall be made, or benefits provided, by the Company under this Agreement or otherwise except to the extent required by law or HUB’s benefit plans.

    (d)        In the event that the Executive’s employment hereunder is terminated due to the Executive’s death, the Company shall pay the Executive’s executor or other legal representative (the “Representative”) any earned but unpaid Base Salary as of the date of termination of employment plus an amount equal to one-half (1/2) of the Executive’s Base Salary immediately prior to the Executive’s death. No other payments shall be made, or benefits provided, by the Company whether under this Agreement or otherwise except to the extent required by law or the Company’s benefit plans.

    (e)        Any payments to be made or benefits to be provided by the Company pursuant to this Section 6 (other than in the event of the Executive’s death or Disability) are subject to the receipt by the Company of an effective general release and agreement not to sue, in a form reasonably satisfactory to the Company and the Executive (the “Release”) pursuant to which the Executive agrees (i) to release all claims against HUB, the Company, and certain related parties (excluding claims for (x) indemnification under the Company’s Certificate of Incorporation or by-laws or (y) any severance benefits payable hereunder), (ii) not to maintain any action, suit, claim or proceeding against HUB, the Company, or their respective subsidiaries and affiliates and certain related parties, and (iii) to be bound by certain confidentiality and mutual non-disparagement covenants specified therein. Notwithstanding the due date of any post-employment payment, the Company shall not be obligated to make any payments under this Section 6 until after the expiration of any revocation period applicable to the Release.

    (f)        The Executive shall not be required to mitigate the severance payments to be made to him hereunder; provided, however, if the Executive is employed or retained, or obtains any employment or is retained by any other person or entity after the Restricted Period (as defined below) but while continuing to receiving severance payments hereunder, he shall continue to be entitled to the benefits of this Agreement, reduced by any amount received or due with respect to such employment or retention.

      Section 7. Change-In-Control.

    (a)        If within one year after a Change in Control the Executive resigns pursuant to a “Termination For Good Reason After a Change in Control” or if the Company terminates the Executive’s employment pursuant to a Without Cause Termination, the Company shall, as promptly as practical but in no event later than ten (10) business days after the termination of employment pay the Executive a lump sum (the “Lump Sum”) equal to the annual Base Salary paid to the Executive immediately prior to the Change in Control plus the amount of bonus paid to the Executive the year immediately prior to the Change in Control. For these purposes, any deferral of salary or bonus by the Executive under the Company’s 401(k) plan or otherwise shall be included in salary.

    (b)        For purposes of this Section 7, the following terms shall have the following meanings:

        “Change in Control” shall mean (A) any merger, consolidation, or combination of the Company, or (B) any sale of all or substantially all of the assets of the Company, or (C) any sale of common stock, other equity or ownership interest, or voting securities in the Company, but only if such event under (A), (B), or (C) results in any person or entity which is not an Affiliate of the Company gaining Control of the Company. Any change in control of HUB or its parent shall not be a Change in Control hereunder.

        “Affiliate” of the Company means any entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the Company.

        “Control”, with respect to an entity, means the ability, directly or indirectly, through one or more intermediaries, to direct or cause the direction of the management of such entity, whether through ownership of voting securities or interests, by contract or otherwise.

        “Termination for Good Reason After a Change of Control” means a termination by the Executive based on the occurrence of any of the following without the Executive’s prior written consent:

    (a)        any one of the events giving rise to a right of the Executive to a Termination for Good Reason;

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    (b)        the failure of the Company to obtain from the successor entity to the Company the assumption in writing of the Company’s obligations under this Agreement.

      Section 8. Non-Competition; Non-Solicitation; Confidentiality.

    (a)        In addition to other terms defined in this Agreement, the following terms when used herein shall have the following meanings:

(i) “Competition” means the participation, directly or indirectly, in the business of insurance premium financing or the making of loans to other insurance premium financing companies.

    (ii)               “Directly or indirectly” means as an individual, partner, shareholder, director, officer, principal, agent, employee, consultant, advisor, registered representative, associated person or in any other relationship or capacity.

(iii) “Person” means an individual, corporation, limited liability company, partnership, joint venture, trust, incorporated or unincorporated association, governmental authority or other entity.

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    (iv)               “Restricted Period” means (A) the period of time during which the Executive is employed by the Company, and (B) in the case of the voluntary termination of employment hereunder by the Executive, or a Termination for Cause by the Company, for a period beginning on the effective date of such termination and ending on the third anniversary of the Effective Date, and (C) following any termination of this Agreement, an additional period (the “Additional Period”) chosen by the Company of up two (2) years after the later of the date of termination or the last day of the period under (B) above, conditioned upon the Company continuing to pay the Executive during the Additional Period the Executive’s then Base Salary during the Additional Period chosen.

(v) “Restricted Territory” means the United States of America.

(vi) “HUB”, solely for purposes of this Section 8, means Hudson United Bancorp or any direct or indirect subsidiary of HUB, including, but not limited to, HUB and the Company.

    (b)        During the Restricted Period, Executive shall not, directly or indirectly, for himself or on behalf of, or for the benefit of, any other Person, or assist any other Person to, engage in any Competition in any of the Restricted Territory; provided, however, that Executive may, without violating this covenant, own as a passive investment not in excess of 1% of the outstanding capital stock of a corporation which engages in Competition if such capital stock is a security which is actively traded on an established national securities exchange or is listed on NASDAQ or another established “over-the-counter” market.

    (c)        During the Restricted Period, Executive shall not, directly or indirectly, for himself or on behalf of, or for the benefit of, any other Person, or assist any other Person to, recruit, employ, hire, or retain any person who is, or during the then twelve (12) calendar months prior was, employed by HUB (any such Person is referred to as a “HUB Employee”), or solicit, or induce, or attempt to solicit or induce, any HUB Employee to leave his or her employment with HUB. Notwithstanding the foregoing, HUB shall consider in good faith any request by Executive to waive this provision as to any HUB Employee whose employment has been terminated by HUB.

    (d)        During the Restricted Period, Executive shall not, directly or indirectly, for himself or on behalf of, or for the benefit of, any other Person, or assist any other Person to, solicit, contact, divert, or take away, or attempt to divert or take away, any of the customers or sources of customers of HUB or the business of any such customers or source of customers, or in any way hinder, interfere with, disrupt or attempt to hinder, interfere with, or disrupt any then-existing relationships between HUB and any of its customers or source of customers with whom Executive shall deal. The Executive acknowledges that due to the Executive’s position with the Company and relationship with the Company’s customers and sources of customers, the Executive has developed special and unique relationships and contacts for customers, and that it would be unfair and harmful to HUB if the Executive were to take advantage of such contacts and relationships.

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    (e)        Executive shall not during the term of this Agreement or at any time thereafter (except with respect to information which becomes generally known in the industry through no fault of Executive, is part of public knowledge or literature or is lawfully received by Executive from a third party not subject to an obligation of confidentiality with respect thereto) use for the benefit of the Executive or any Person whatsoever or disclose to any Person whatsoever any confidential or proprietary information of HUB which he may have acquired heretofore or may hereafter acquire relating to the business of the Company or the business of HUB, including but not limited to, information relating to the business, accounts, financial dealings, transactions, trade secrets, intangible property, customer lists, list of contacts or sources of customers, plans and proposals of the Company or HUB, whether or not marked or otherwise identified as confidential or secret except as authorized by HUB or the Company.

    (f)        Executive acknowledges that, in view of the nature of the business objectives of HUB in acquiring the Company and the executive and managerial duties and responsibilities of the Executive as a member of the Company’s senior management group, the restrictions contained in Paragraphs (b) through (e) hereof are reasonably necessary to protect the legitimate business interests of HUB and the Company and that any violation of such restrictions will result in irreparable injury to HUB and the Company for which damages will not be an adequate remedy. Executive therefore acknowledges and agrees that, in addition to any other remedies available, HUB and the Company shall be entitled to obtain preliminary and permanent injunctive relief (without the requirement of posting a bond or any other security) to secure specific performance of such restrictions and covenants provided under paragraphs (b) through (e) and to prevent a breach or contemplated breach thereof, all without the necessity of proving any actual damages. The Executive shall provide the Company a full accounting of all profits and proceeds received by the Executive as a result of or in connection with a breach of this Agreement. The Executive hereby agrees to indemnify and hold harmless the Company from and against any liability, damages, and reasonable costs and expenses incurred by the Company as a result of any breach of paragraphs (b) through (e) above and in enforcing and preserving the Company’s and HUB’s rights under such paragraphs, including, without limitation, reasonable attorneys fees.

    (g)        The rights and remedies of HUB and the Company hereunder are not exclusive of, or limited by, or in limitation of, any other rights or remedies which they may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative.

    (h)        Should any provision of this Agreement or part thereof be held under any circumstances in any jurisdiction to be invalid or unenforceable for any reason, including, without limitation, because of its geographic or business scope or duration, such provision shall be construed (e.g., by state boundaries or other geographic limits or by year or monthly time durations) in such a way as to make it valid and enforceable to the maximum extent possible in such jurisdictions. Any invalidity or unenforceability of any provision in this Agreement in any jurisdiction shall not affect the validity or enforceability of such provision in any other jurisdiction or of any other provision or other part of any such other provision of this Agreement, in such jurisdiction, or any other agreement or instruments.

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    (i)        If the Executive violates any of the restrictions contained in subparagraphs (b), (c), or (d), the applicable restriction period for such subparagraph shall be increased by a period of time equal to the period from the commencement of such violation until such violation shall be cured by the Executive to the reasonable satisfaction of the Company.

    (j)        The rights of HUB and the Company hereunder may be waived only by a writing signed by an officer of Hudson United Bank expressly setting forth the rights so waived and the matters as to which they are so waived, and any such waiver shall be limited to the matters expressly set forth in such writing. No failure or delay of HUB or the Company in enforcing any of its rights hereunder at any time shall constitute or evidence any waiver of such rights.

    (k)        The provisions of this Section 8 shall survive the termination of the Executive’s employment by the Company and shall survive the expiration of the Term of this Agreement.

        Section 9. Return of Company Property. Upon the cessation (for any reason) of the Executive’s employment by the Company:

    (a) To the extent within the Executive’s possession or control, the Executive shall deliver to the Company or its authorized representative all documents, memorandums, drawings, software, note books, files, databases, figures, calculations, letters, papers, CDROMs, discs, statistics, or items of or containing any Confidential Information or any copies thereof, or any information or instruments derived therefrom, or any other similar documents or information of any type or description, however such information might be obtained or recorded and on whatever medium such information may be contained, arising out of or in any way relating to the business or affairs of the Company or obtained as a result of or in connection with the Executive’s employment by the Company.

    (b) The Executive shall not represent himself or herself as being in any way connected with or interested in the business of the Company.

      Section 10. Inventions; Works-for-Hire.

    (a)        Any inventions, discoveries, improvements, and enhancements or any portion thereof (including, without limitation, any current and projected software programs, designs, specifications, database models, testing procedures, diagrams and flow charts, and techniques) that the Executive may conceive, make, or invent, either solely or jointly with any other person or persons, at any time during the period of the Executive’s employment by the Company, whether during or outside business hours, whether or not on the Company’s premises, whether at the request or upon the suggestion of the Company or otherwise, and whether or not patentable or copyrightable, which are related to or useful in any way with (i) the Executive’s employment, or (ii) knowledge or information acquired by the Executive in the Executive’s employment, or (iii) work or tests carried out by the Company, or (iv) the present or prospective business, work or investigations of the Company or (v) any business planned during the period of the Executive’s employment by the Company or within one (1) year thereafter planned to be conducted by the Company, or (vi) work the Executive performs with the use of any equipment, facilities, materials or personnel of the Company (any such invention, discovery, improvement, concept, enhancement, idea, program or portion thereof being hereinafter referred to as a “Covered Invention”), shall fully, freely and immediately be communicated by the Executive to the Company and shall belong to and be the Company’s sole and exclusive property, and except as may be necessary to comply with any of the Company’s requirements under the following subparagraphs, the Executive shall not at any time, whether during the Executive’s employment or after its cessation, apply for any letters patent, design, registration, copyright, trademark, mask work right or other form of protection whatever (hereinafter collectively referred to as “Patents”) in the United States of America or elsewhere for any Covered Invention.

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    (b)        Without limiting any other provision of this Agreement, any Covered Invention of the Company qualifying for protection under the copyright laws of the United States shall be considered “works made for hire” under such copyright laws, and shall be the sole and exclusive property of the Company.

    (c)        The Executive hereby irrevocably assigns, to the Company or the Company’s designee, any right, title or interest the Executive now has or may hereafter acquire in and to all Covered Inventions and to any patent, copyright, trademark, mask work right or other proprietary or intellectual property right or interest in such Covered Inventions, and the Company and its assigns shall be the sole owner of all patents, copyrights, trade secrets, mask work rights and other proprietary or intellectual property right or interest in connection with such Covered Inventions. The Executive hereby irrevocably appoints the Company, both during the Executive’s employment and thereafter, to be the Executive’s attorney in the Executive’s name and on the Executive’s behalf to execute all such instruments and do all such things and generally to use the Executive’s name for the purpose of assuring to the Company (or its designee) the full benefit of the provisions of this Section 10. A certificate in writing signed by the Company that any interest or act falls within the authority hereby conferred shall be conclusive evidence that this is the case. The Executive agrees to assist the Company and its designee in every proper way to obtain and from time to time enforce patents, copyrights, trade secrets, mask work rights and all other proprietary and intellectual property rights and interests in all Covered Inventions in any and all countries, and to that end the Executive will execute and deliver or procure the execution and delivery of all documents and other papers and materials for use in applying for, obtaining and enforcing such patents, copyrights, trademarks, mask work rights and other proprietary and intellectual property rights and interests, as the Company may request in writing, together with any assignments thereof to the Company or persons designated by it; provided, however, that if the Executive is required to take any action after the Executive’s employment with the Company, the Company will pay the Executive a reasonable fee for the Executive’s time spent on its behalf and will reimburse the Executive for all reasonable and ordinary out of pocket expenses incurred therewith.

        Section 11. Non-Disparagement. The Executive agrees that the Executive will not at any time make any statement, observation or opinion, or communicate any information (whether written or oral) that is likely to come to the attention of any customer, source of customers, or employee of the Company or any member of the media, which statement is derogatory of or casts in a negative light the Company or its officers, directors or employees or otherwise engage in any activity which is adverse to the interests of the Company.

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        Section 12. Withholdings. The Company may directly or indirectly withhold from any payments made under this Agreement all federal, state, city or other taxes and all other deductions as shall be required pursuant to any law or regulation or pursuant to any contributory benefit plan maintained by or on behalf of the Company.

        Section 13. Notices. All notices, requests, demands and other communications required or permitted hereunder shall be given in writing and shall be deemed to have been duly given if delivered or mailed, postage prepaid, by same day or overnight mail (i) if to the Executive, at the address set forth above, or (ii) if to HUB and the Company, as follows:

Hudson United Bank 1000 MacArthur Boulevard Mahwah, NJ 07430 Attn: President With a copy to: Hudson United Bank 1000 MacArthur Boulevard Mahwah, NJ 07430 Attn: General Counsel

or to such other address as either party shall have previously specified in writing to the other.

        Section 14. Binding Agreement; Assignment. This Agreement shall be binding upon the Executive, the Executive’s heirs, executors, and administrators and shall be binding upon and inure to the benefit of HUB and the Company and its successors and assigns. This Agreement is personal to the Executive and may not be assigned by him. Each of HUB and/or the Company may assign its rights and obligations under this Agreement in connection with a sale of all or substantially all of the business of HUB and/or the Company. Any successor to HUB or the Company by merger or consolidation shall be entitled to the benefits of this Agreement.

         Section 15. Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New Jersey, without reference to the choice of law principles thereof.

        Section 16. Dispute Resolution. At the option of either HUB or the Company, on one hand, or the Executive, on the other hand, any dispute, controversy or question arising under, out of or relating to this Agreement, the Executive’s employment or termination of employment, including but not limited to any and all statutory claims involving workplace discrimination or wrongful discharge, but excluding claims pursuant to Section 8 hereof, shall be referred for decision by arbitration in the State of Colorado by a neutral arbitrator mutually selected by the parties hereto. Any arbitration proceeding shall be governed by the Rules of the American Arbitration Association then in effect or such last in effect (in the event such Association is no longer in existence). If the parties are unable to agree upon such a neutral arbitrator within twenty-one (21) days after either party has given the other written notice of the desire to submit the dispute, controversy or question for decision as aforesaid, then either party may apply to the American Arbitration Association for a final and binding appointment of a neutral arbitrator; however, if such Association is not then in existence or does not act in the matter within forty-five (45) days of any such application, either party may apply to a judge of the local court where the Company is headquartered for an appointment of a neutral arbitrator to hear the parties and such judge is hereby authorized to make such appointment. In the event that either party exercises the right to submit a dispute, controversy or question arising hereunder to arbitration, the decision of the neutral arbitrator shall be final, conclusive and binding on all interested persons and no action at law or in equity shall be instituted or, if instituted, further prosecuted by either party other than to enforce the award of the neutral arbitrator. The award of the neutral arbitrator may be entered in any court that has jurisdiction. The Executive and the Company shall each bear all their own costs (including the fees and disbursements of counsel) incurred in connection with any such arbitration and shall each pay one-half of the costs and fees of any arbitrator.

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        Section 17. Entire Agreement. This Agreement shall constitute the entire agreement among the parties with respect to the matters covered hereby and shall supersede all previous written, oral or implied understandings among them with respect to such matters, including, without limitation, the Employment Agreement between Flatiron Credit Co., Inc. and Bruce I. Lundy, dated June 26, 1997, which is hereby terminated and made null and void.

        Section 18. Amendments. This Agreement may only be amended or otherwise modified, and compliance with any provision hereof may only be waived, by a writing executed by all of the parties hereto. The provisions of this Section 18 may only be amended or otherwise modified by such a writing.

        Section 19. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which shall together be deemed to constitute one and the same instrument.

        Section 20. Executive’s Acknowledgement. THE EXECUTIVE UNDERSTANDS THE TERMS AND CONDITIONS OF THIS EMPLOYMENT AGREEMENT. THE EXECUTIVE REPRESENTS AND ACKNOWLEDGES THAT THE EXECUTIVE HAS HAD THE OPPORTUNITY TO OBTAIN AND HAS SOUGHT AND OBTAINED THE ADVICE OF AN OUTSIDE LEGAL ADVISOR AND THAT THE EMPLOYEE IS NOT RELYING ON THE COMPANY, HUB OR THE COMPANY’S OR HUB’S LEGAL COUNSEL FOR ANY LEGAL ADVICE IN CONNECTION THEREWITH.

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        IN WITNESS WHEREOF, the Company and HUB have caused this Agreement to be duly executed by the undersigned, thereunto duly authorized, and the Executive has signed this Agreement, all as of the date first written above.

WITNESS —————————————— Secretary	HUDSON UNITED BANK By: ——————————————

—————————————— Secretary	FLATIRON CREDIT COMPANY, INC. By: —————————————— —————————————— EXECUTIVE

Exhibit C

CONSENT AND RELEASE AGREEMENT

     This Consent and Release (this “Consent and Release”) is entered into by Flatiron Credit Company, Inc. (the “Company”) and Newman Mortgage Securities, Inc. (the “Warrant Holder”) as of ________, 2003.

RECITALS

A.	The Warrant Holder is the holder of a warrant, dated June 27, 1997, to purchase up to 500,000 shares of Class B Common Stock of the Company at an exercise price of $1.00 per share (the “Warrant”), subject to adjustment as set forth therein.

B.	On October 10, 2001, the Company effected a 10-to-1 combination of its Class A, Class B and Class C Common Stock. As a result of such combination and pursuant to Section 2.01 of the Warrant, the number of shares of Class B Common Stock issuable upon exercise of the Warrant was adjusted to 50,000 and the exercise price per share was adjusted to $5.00 per share.

C.	The stockholders of the Company are in the process of entering into an agreement (the “Agreement”) for the sale of all their respective equity interests in the Company (the “Sale”) to Hudson United Bank (“HUB”).

D.	The Board of Directors of the Company has determined that it is advisable and in the best interest of the Company, contingent upon the closing of the Sale, to cancel and terminate the Warrant in exchange for a cash payment to and release and waiver from the Warrant Holder in accordance with and subject to the terms and conditions of this Consent and Release.

E.	The Warrant Holder is willing to accept and consent to such cancellation and to grant the release and waiver set forth herein in consideration of such cash payment and subject to the terms and conditions of this Consent and Release.

        NOW, THEREFORE, in consideration of the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. The Warrant Holder and the Company hereby agree that, upon the closing of the Sale and payment of the Cancellation Payment (defined below), the Warrant shall be irrevocably cancelled and terminated. Upon such cancellation and termination, the Warrant Holder shall have no right, title or interest under or in any manner in connection with the Warrant, or otherwise to acquire any capital stock, equity or other interest in the Company.

2. Simultaneous with the closing of the Sale, the Company shall pay to the Warrant Holder $[10,000.00] (the “Cancellation Payment”) in readily available funds.

3. Upon payment of the Cancellation Payment to the Warrant Holder, the Warrant Holder (a) irrevocably and forever unconditionally waives, releases, acquits, and discharges the Company, HUB, Hudson United Bancorp, the parent of HUB, and their respective affiliates, directors, officers, employees, trustees, attorneys, insurers, representatives and agents, from and against any and all past, present and future actions, causes of action, claims, counterclaims, suits, rights, demands, damages, liabilities, costs, expenses, debts, losses, obligations, and any and all other liabilities of any kind, nature or description whatsoever, the Warrant Holder had, has or may have against them arising out of, related to, or in any manner connected with the Warrant, or any other right to an equity or other interest in the Company, whether known or unknown, absolute or contingent, foreseen or unforeseen, suspected or unsuspected, which the Warrant Holder has, may have or claim or assert to have from the beginning of time to any time in the future, and (b) agrees that the Warrant Holder will not institute, commence, or continue any action or actions, cause or causes of action (in law or in equity), suits, debts, liens, claims, demands, known or unknown, absolute or contingent, foreseen or unforeseen, suspected or unsuspected, which the Warrant Holder may have or claim to have in state or federal court, or with any state, federal or local government agency, or with any administrative or advisory body arising out of, related to, or in any manner connected with the Warrant, or any other right to an equity or other interest in the Company. The Warrant Holder does not waive or release, and nothing in this Consent and Release shall be construed to waiver or release, any future claim or right that the Warrant Holder has or may have to enforce the payment obligation of the Company under Section 2 above.

4. This Consent and Release contains the entire agreement between the parties with respect to the subject matter hereof. This Consent and Release shall be governed by and construed in accordance with the laws of the State of New Jersey without the application of the conflict of laws principles.

5. The Warrant Holder hereby acknowledges the receipt of valuable consideration, the sufficiency of which is hereby acknowledged, in full payment for entering into and making this Consent and Release.

6. In the event that either the Agreement or the discussions relating thereto are terminated, this Consent and Release shall become void and of no further force and effect.

7. The Warrant Holder acknowledges that he/she has read and fully understands this Consent and Release and has been advised to, and provided with reasonable opportunity to consult with Warrant Holder’s advisors and counsel prior to signing and delivering this Consent and Release.

        IN WITNESS WHEREOF, the parties hereto have executed and delivered this Consent and Release as of the day and year first set forth above.

NEWMAN MORTGAGE SECURITIES, INC. By: —————————————— Name: Title:

FLATIRON CREDIT COMPANY, INC. By: —————————————— Name: Title:

Exhibit D

[FLATIRON LETTERHEAD]

_________ , 2003

[Name & Title]
Flatiron Credit Company, Inc.
600 17th Street
Suite 1900S
Denver Colorado 80202

      Re: Severance Benefits

Dear [Name]:

        Reference is made to that certain letter from Flatiron Credit Company, Inc. (the “Company”) to you dated [ ], concerning a severance package whereby certain benefits would be available to you in certain instances (the “Letter”).

        In connection with the acquisition of the Company by Hudson United Bank (“Hudson”), the Letter and those potential benefits are modified as follows:

    1.        The benefits under the Letter will, as to the acquisition by Hudson, be available to you until the first anniversary of the date of the closing (the “Closing”) of the acquisition of the Company by Hudson and upon such anniversary the Letter and the availability of the benefits under the letter will terminate.

    2.        Notwithstanding anything set forth in the Letter, from and after the Closing, the Letter shall be deemed terminated and the severance benefits under the Letter shall no longer be available with respect to any acquisition or change in control other than the acquisition by Hudson as provided under Section 1 above.

    3.        Any severance payment made under the Letter, shall be in lieu of any and all other severance payments or severance benefits provided or otherwise made available by the Company in connection with termination of employment that the Company may provide to any employee or its employees in general from time to time, other than any rights you may have to continuation coverage under COBRA with respect to group health plans, or any conversion or continuation rights you may have under any other welfare benefit plan.

    4.        This letter does not change your status as an at will employee, and the Company or you may terminate your employment at any time for any reason or no reason and without advance notice.

        Please signify your receipt and understanding of the above by signing and returning to me a copy of this letter.

Very truly yours, FLATIRON CREDIT COMPANY By: —————————————— Robert Pinkerton Chief Executive Officer

I have received and understand the above: —————————————— [Name]

Exhibit E

NON-SOLICITATION AGREEMENT

        THIS NON-SOLICITATION AGREEMENT (this “Agreement”) , made as of the _____ day of _______, 2003 by and between HUDSON UNITED BANK, a New Jersey corporation, with offices at ________________________ (the “Company”), and Warburg Pincus Ventures L.P., a _____________________________(“Warburg”).

        WHEREAS, immediately prior to the acquisition (the “Acquisition”) of Flatiron Credit Company, Inc. (“Flatiron”) by the Company pursuant to that certain Stock Purchase Agreement dated the date hereof by and among Hudson United Bancorp, the Company, Warburg and the other shareholders named therein, Robert Pinkerton (“Pinkerton”) and Bruce Lundy (“Lundy”) were shareholders and the principal executive officers of Flatiron;

        WHEREAS, as a material inducement for the Company to consummate the Acquisition, and subject to the terms hereof, Warburg has agreed to enter into a non-solicitation agreement with respect to Pinkerton and Lundy;

        NOW, THEREFORE, the parties hereto, in consideration of the foregoing, the mutual covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, agree as follows:

1. Non-Solicitation. Warburg agrees that from the date hereof through and including the thirty-month anniversary of the date hereof, Warburg shall not, directly or indirectly, for itself or on behalf of, or for the benefit of, any other entity or person, or assist any other entity or person to, recruit, employ, hire, retain, solicit or endeavor to entice away from the Company, Flatiron or their affiliates (the “Employer”), either or both of Pinkerton or Lundy; provided, however, that such covenant shall not (i) apply in the event that Pinkerton’s or Lundy’s, as applicable, employment with the Employment was terminated by the Employer other than for cause, or (ii) prevent Warburg from providing references or recommendations to potential employers of Lundy or Pinkerton with respect to their employment with Flatiron, provided that Warburg did not initiate contact with such potential employers.

2. Injunctive Relief. Warburg acknowledges and agrees that, in view of the nature of the business objectives of the Company in acquiring Flatiron and the consideration paid by the Company to Warburg therefor as a stockholder of the Flatiron in connection with the Acquisition, the restrictions contained in Section 1 hereof are reasonably necessary to protect the legitimate business interests of the Company and that any violation of such restrictions will result in irreparable injury to the Company for which damages will not be an adequate remedy. Warburg therefore acknowledges and agrees that, in addition to any and all other remedies available to the Company, the Company shall be entitled to obtain preliminary and permanent injunctive relief (without the requirement of posting a bond or any other security) to secure specific performance of Warburg’s obligations under Section 1 and to prevent a breach or contemplated breach thereof, all without the necessity of proving any actual damages.

3. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Company, Warburg and their successors and assigns; provided, however, no purported assignment by Warburg shall be valid.

4. Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto with respect to the subject matter contained herein. This Agreement supersedes all prior oral and written agreements and understandings and all contemporaneous written agreements and understandings between the parties with respect to such subject matter.

5. Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified, supplemented or waived, nor may consent to departures therefrom be given, without the written consent of the Company and Warburg.

6. Counterparts. This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and each of which will be deemed an original.

7. Governing Law. This Agreement will be governed by the laws of the State of New Jersey (regardless of the laws that might be applicable under principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect and performance.

8. Severability. If any one or more of the provisions of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement will not be affected thereby, and the Company and Warburg will use their reasonable efforts to substitute one or more valid, legal and enforceable provisions which insofar as practicable implement the purposes and intent hereof. To the extent permitted by applicable law, each party waives any provision of law which renders any provision of this Agreement invalid. illegal or unenforceable in any respect.

        IN WITNESS WHEREOF, the Company and Warburg have executed this Agreement as of the day and year first above written.

HUDSON UNITED BANK By: —————————————— Name: Title:

WARBURG PINCUS VENTURES L.P. By: —————————————— Name: Title:

Exhibit F

Opinion of Kutak Rock LLP

    (a)        The Company and each of its Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite corporate (or similar) power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties or operation of its assets or properties or conduct of its business makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect.

    (b)        All of the outstanding shares of capital stock or other equity interests of each of the Company’s Subsidiaries are duly authorized, validly issued (in the case of capital stock), fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, pledge, security interest or other encumbrance.

    (c)        The authorized capital stock of the Company consists of (A) 1,342,990 shares of the Company Class A Common Stock, of which 443,501 shares are issued and outstanding, (B) 814,489 shares of Class B Common Stock, of which 694,499 shares are issued and outstanding, (C) 8,700,000 shares of Class C Common Stock, of which no shares are issued and outstanding, and (D) 100,000 shares of Series A Preferred Stock, of which 22,600 shares are issued and outstanding, and (E) 4,300,000 shares of Series B Preferred Stock, of which 4,196,000 shares are issued and outstanding. All issued and outstanding shares of the capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights. To our knowledge, there are no options, warrants or other rights to acquire capital stock of the Company or any of its Subsidiaries except as set forth on the Seller Disclosure Schedule.

    (d)        Except as set forth in Section 3.3(b) of the Seller Disclosure Schedule, the execution, delivery and performance of this Agreement by the Sellers does not, and the consummation of the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the certificate of incorporation or bylaws of the Company or the comparable governing instruments of any of its Subsidiaries, or (ii) to our knowledge, a breach or violation of, or a default under, or the creation or acceleration of any obligations or the creation of a lien, pledge, security interest or other encumbrance on the assets of the Company or any of its Subsidiaries (with or without notice, lapse of time or both) pursuant to, or the creation or acceleration of any right of termination under, any written agreement, lease, contract, license, note, mortgage, indenture, arrangement or other obligation binding upon the Company or any of its Subsidiaries or any of their respective assets or any Law or governmental or non-governmental permit, registration, authorization or license to which the Company or any of its Subsidiaries or their respective assets are subject, except in the case of clause (ii) only, which would not, individually or in the aggregate, have a Material Adverse Effect.

Exhibit G

Opinion of Pitney, Hardin, Kipp & Szuch LLP

    1.        The Buyer is duly incorporated and is validly existing as a banking corporation in good standing under the laws of the State of New Jersey, and has the corporate power and authority to own, lease and operate the property used in its business and to carry on its business as now being conducted. The Buyer is registered to do business in all jurisdictions where it is required to be qualified as a foreign corporation except where the failure to be so qualified would not impair the Buyer’s ability to execute, deliver and perform this Agreement and consummate the transactions contemplated hereby.

    2.        The Buyer has the corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized and approved by the board of directors of the Buyer, and no other proceedings on the part of the Buyer are necessary to authorize and approve this Agreement or any of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Buyer and constitutes a valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors’ rights generally or by the principles governing the availability of equitable remedies. The execution, delivery and performance of this Agreement by the Buyer and the consummation of the transactions contemplated hereby do not and will not:

    (a)        contravene any provisions of the certificate of incorporation or by-laws of the Buyer; or

    (b)        violate or conflict with any material legal requirement applicable to the Buyer or any of its business or property.